FILE NO. 0-25322

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02045892

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June, 2002

GENSCI REGENERATION SCIENCES INC.
(Translation of the registrant's name into English)

Suite 1000 – 1235 Bay Street
(Address of principal executive offices)

Toronto, Ontario M5R 3K4 CANADA

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☒ No ☐

Rule 12g-3-2(b) #: 82-2803

GenSci Regeneration Sciences Inc.
2 Goodyear
Irvine, CA 92618
Tel (949) 595-8710
Fax (949) 595-8711

Trading Symbol: GNS on The Toronto Stock Exchange

GenSci Status Update on Filing of Financial Statements

Irvine, California and Toronto, Ontario, June 12, 2002 – GenSci Regeneration Sciences Inc. (TSE: GNS) announced on May 22, 2002 and May 27, 2002 that it was unable to file its comparative financial statements for the fiscal year end December 31, 2002, its Annual Information Form, and its interim financial statements for the period ended March 31, 2002 as required by the applicable securities laws in the jurisdictions in which GenSci is a reporting issuer. The Company is issuing this news release further to the requirements of OSC Policy 57-603.

GenSci expects that the annual and interim financial statements and its AIF and MD&A will be prepared and filed on or before June 28, 2002. Other than the foregoing, GenSci confirms that there has been no material change in the information disclosed in the May 27, 2002 news release.

GenSci Regeneration Sciences Inc. has established itself as a leader in the rapidly growing orthobiologics market, providing surgeons with biologically based products for bone repair and regeneration. Its products can either replace or augment traditional autograft surgical procedures. This permits less invasive procedures, reduces hospital stays, and improves patient recovery. Through its subsidiaries, the Company designs, manufactures and markets biotechnology-based surgical products for orthopedics, neurosurgery and oral maxillofacial surgery.

www.gensciinc.com

***

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the timing of the release of future results of operations. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described in the company's annual report.

###

Peter Ludlum
Chief Financial Officer
GenSci Regeneration Sciences Inc.
(949) 595-8710
E-mail: peterl@gensciinc.com

Louis G. Plourde
Investor Relations
GenSci Regeneration Sciences Inc.
(800) 561-2955
E-mail: lplourde@gensci-regen.com

GenSci Regeneration Sciences Inc.
2 Goodyear
Irvine, CA 92618
Tel (949) 595-8710
Fax (949) 595-8711

Trading Symbol: GNS on The Toronto Stock Exchange

GenSci Announces Year-End Financial Results, Accrues Reserve for Jury Verdict in 2001

Irvine, California and Toronto, Ontario, June 18, 2002 – GenSci Regeneration Sciences Inc. (TSE: GNS), The Orthobiologics Technology Company™, today announced that revenues for the fiscal year ended December 31, 2001 were $40.4 million (US $26.1 million) compared to $45.8 million (US $30.8 million) for fiscal year 2000.

In February 2001, the Company transitioned from DePuy AcroMed, Inc., as a sales representative for two of its products, to a newly formed independent sales representative network, which assumed responsibilities for the sale of these products. In spite of the changeover and an increasingly competitive market environment, GenSci's independent sales network was able to limit the decrease in total revenue to 12%.

GenSci announced a loss of $37.0 million (US $23.5 million), or $0.70 per share, for the year ended December 31, 2001 compared to a loss of $7.0 million (US $4.8 million), or $0.15 per share, for the year ended December 31, 2000. Results are reported in Canadian dollars with an average annual exchange rate for the year 2001 of $1.00 Canadian equaling approximately U.S. $0.645.

The loss includes a $23 million (US $14.5 million) accrual for the previously announced adverse patent litigation jury verdict that the Company will be appealing. Adding to the loss was the cost of patent litigation defense, plus investments required to accelerate market development for GenSci's new products including ongoing research and development required for its next generation products and technologies.

GenSci reported a loss of $30.3 million, or $0.58 per share, on revenues of $10.1 million for the fourth quarter ended December 31, 2001 compared to a loss of $4.0 million, or $0.08 per share, on revenues of $12.6 million for the comparable period in 2000.

GenSci also announced that its annual report for 2001 has been sent to its shareholders. As previously announced, the commencement of the year end audit was delayed pending receipt of the required approval by the United States Bankruptcy Court for the Company's engagement of its auditors, which approval was not granted until May 9, 2002. Further to its announcement on June 12, 2002, GenSci continues to expect that its interim financial statements for the period ended March 31, 2002, and its Annual Information Form, will be filed on or before June 28, 2002.

GenSci Regeneration Sciences Inc. has established itself as a leader in the rapidly growing orthobiologics market, providing surgeons with biologically based products for bone repair and regeneration. Its products can either replace or augment traditional autograft surgical procedures. This permits less invasive procedures, reduces hospital stays, and improves patient recovery. Through its subsidiaries, the Company designs, manufactures and markets biotechnology-based surgical products for orthopedics, neurosurgery and oral maxillofacial surgery.

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the Company's ability to continue operations as a going concern, results of the appeal of the adverse jury verdict and successfully launch new products plus the timing of the release of future results of operations. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described in the company's annual report.

###

For additional information please visit GenSci's new web site: www.gensciinc.com

Peter Ludlum
Chief Financial Officer
GenSci Regeneration Sciences Inc.
(949) 855-7154
E-mail: peterl@gensciinc.com

Louis G. Plourde
Investor Relations
GenSci Regeneration Sciences Inc.
(800) 561-2955
E-mail: lplourde@gensci-regen.com

GenSci Regeneration Sciences Inc.

CONSOLIDATED BALANCE SHEETS

[in Canadian dollars]

As at December 31

	2001 $	2000 $
ASSETS		
Current		
Cash and cash equivalents	**1,094,387**	9,907,625
Short-term investments	—	516,000
Restricted cash	**79,368**	228,000
Accounts receivable, net of provision of $497,962 [2000 - $637,600]	**4,901,497**	7,269,278
Other receivable	**900,000**	—
Processing costs and inventory, net of provision of $1,775,972 [2000 - $999,174]	**7,331,868**	8,188,273
Prepaid expenses and deposits	**345,582**	384,456
Discontinued operations	—	158,146
Total current assets	**14,652,702**	26,651,778
Capital assets, net	**1,535,065**	1,716,048
Other assets, net	**1,427,714**	3,244,143
Discontinued operations	—	819,958
	17,615,481	32,431,927
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Liabilities not subject to compromise		
Current		
Accounts payable and accrued liabilities	**1,671,561**	11,653,537
Current portion of obligations under capital leases	**218,390**	—
Discontinued operations	—	13,598
Total current liabilities	**1,889,951**	11,667,135
Obligations under capital leases	**127,820**	—
	2,017,771	11,667,135
Liabilities subject to compromise	**31,543,310**	—
Total liabilities	**33,561,081**	11,667,135
Shareholders' equity (deficiency)		
Capital stock		
Authorized		
100,000,000 common shares		
100,000,000 preferred shares		
Issued		
52,574,459 common shares [2000 – 52,574,459]	**80,846,320**	80,846,320
Deficit	**(97,630,903)**	(60,671,218)
Cumulative translation account	**838,983**	589,690
Total shareholders' equity (deficiency)	**(15,945,600)**	20,764,792
	17,615,481	32,431,927

The notes are an integral part of these financial statements and can be found at www.gensciinc.com and www.sedar.com

GenSci Regeneration Sciences Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

[in Canadian dollars]

	Years ended December 31,		
	2001	**2000**	**1999**
	$	$	$
REVENUES	**40,444,833**	45,827,426	30,571,305
OPERATING EXPENSES			
Cost of sales	**15,870,114**	14,144,268	10,412,007
Marketing, general and administrative	**31,281,351**	30,174,661	21,141,322
Research and development	**4,187,176**	2,744,708	2,419,433
	51,338,641	47,063,637	33,972,762
Loss before the following	**(10,893,808)**	(1,236,211)	(3,401,457)
Interest income	**205,909**	538,065	439,530
Interest expense	**(16,493)**	—	(130,434)
Amortization	**(1,089,598)**	(1,381,968)	(2,827,060)
Write-down of technology	**(1,470,578)**	—	—
Reserve for litigation verdict	**(23,098,189)**	—	—
Loss from continuing operations	**(36,362,757)**	(2,080,114)	(5,919,421)
Loss from discontinued operations	**(596,928)**	(4,928,623)	(11,745,125)
Net loss for the year	**(36,959,685)**	(7,008,737)	(17,664,546)
Deficit, beginning of year	**(60,671,218)**	(53,662,481)	(35,997,935)
Deficit, end of year	**(97,630,903)**	(60,671,218)	(53,662,481)
Basic and diluted loss per share			
From continuing operations	**(0.69)**	(0.04)	(0.15)
From discontinued operations	**(0.01)**	(0.11)	(0.30)
Net loss per share	**(0.70)**	(0.15)	(0.45)
Weighted average number of shares Outstanding	**52,574,459**	47,443,142	39,651,141

The notes are an integral part of these financial statements and can be found at www.gensciinc.com and www.sedar.com

GenSci Regeneration Sciences Inc.
2 Goodyear
Irvine, CA 92618
Tel (949) 595-8710
Fax (949) 595-8711

Trading Symbol: GNS on The Toronto Stock Exchange

GenSci Announces First Quarter Financial Results

Irvine, California and Toronto, Ontario, June 27, 2002 – GenSci Regeneration Sciences Inc. (TSX: GNS), The Orthobiologics Technology Company™, today announced cash, cash equivalents and short-term investments at March 31, 2002 increased to $4.8 million compared to $4.2 million at March 31, 2001. This also compares to $1.2 million in cash and cash equivalents at December 31, 2001.

The Company announced a loss of $544,435 (US $343,772), or $0.01 per share, for the first quarter of 2002 compared to a loss of $2.0 million (US $1.3 million), or $0.04 per share, for the first quarter of 2001. Revenues for the first quarter ended March 31, 2002 were $9.7 million (US $6.1 million) compared to $10.6 million (US $6.9 million) for the same quarter in 2001.

"We are different in many ways in 2002 because we have developed an excellent independent sales network, expanded our international presence to ten countries in Europe, Asia and Latin America, significantly reduced payroll and operating expenses and improved our product pipeline," said Douglass Watson, President and CEO. "We are poised in 2002 and 2003 to introduce several new products important to our future success, and expect to emerge from ongoing legal proceedings as a much stronger, more focused company."

Mr. Watson said he is pleased that the May 2002 launch of DBM100, the new Accell™ family of osteobiologic formulations made from demineralized bone matrix, is being well accepted by surgeons. "We expect to see a positive impact from this product in the very short-term," GenSci's CEO said.

GenSci expects that its interim financial statements for the period ended March 31, 2002 and its Annual Information Form will be filed on or by July 2, 2002 and at which time they can be found at www.gensciinc.com and www.sedar.com.

GenSci Regeneration Sciences Inc. has established itself as a leader in the rapidly growing orthobiologics market, providing surgeons with biologically focused products for bone repair and regeneration. Its products can either replace or augment traditional autograft surgical procedures. This permits less invasive procedures, reduces hospital stays, and improves patient recovery. Through its subsidiaries, the Company designs, manufactures and markets biotechnology-based surgical products for orthopedics, neurosurgery and oral maxillofacial surgery.

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the Company's ability to continue operations as a going concern, results of the appeal of the adverse jury verdict and successfully launch new products plus the timing of the release of future results of operations. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described in the company's annual report.

###

For additional information please visit GenSci's new web site: www.gensciinc.com

Peter Ludlum
Chief Financial Officer
GenSci Regeneration Sciences Inc.
(949) 855-7154
E-mail: peterl@gensciinc.com

Louis G. Plourde
Investor Relations
GenSci Regeneration Sciences Inc.
(800) 561-2955
E-mail: lplourde@gensci-regen.com

GenSci Regeneration Sciences Inc.
CONSOLIDATED BALANCE SHEETS
[in Canadian dollars]
As at March 31

	2002 $	2001 $
ASSETS		
Current		
Cash and cash equivalents	**4,726,559**	3,443,107
Short-term investments	**0**	516,000
Restricted cash	**79,182**	228,000
Accounts receivable	**4,221,522**	8,315,076
Processing costs and inventory	**5,921,879**	12,413,415
Prepaid expenses and deposits	**990,152**	261,167
Discontinued operations	—	157,967
Total current assets	**15,939,294**	25,334,732
Capital assets, net	**1,372,213**	1,675,924
Other assets, net	**1,363,459**	3,154,808
Discontinued operations	—	829,628
	18,674,966	30,995,092
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	—	—
Accounts payable and accrued liabilities	**2,663,879**	12,001,271
Current portion of obligations under capital lease	**215,454**	—
Discontinued operations	—	22,159
Total current liabilities	**2,879,333**	12,023,430
Obligations under capital lease	**69,776**	—
	2,949,109	12,023,430
Pre-petition liabilities	**32,148,771**	—
Total liabilities	**35,097,880**	12,023,430
Shareholders' equity		
Capital stock	**80,846,320**	80,846,320
Deficit	**(98,175,338)**	(62,733,153)
Cumulative translation account	**906,104**	858,495
Total shareholders' equity	**(16,422,914)**	18,971,662
	18,674,966	30,995,092

GenSci Regeneration Sciences Inc.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[in Canadian dollars]
For the three months ended March 31,

	2002 **$**	2001 $
Revenues	**9,694,794**	10,581,392
Operating expenses		
Cost of sales	**3,485,485**	3,652,240
Marketing, general, and administrative	**5,094,160**	7,865,363
Research and development	**857,618**	687,748
	9,437,263	12,205,351
Gain (Loss) before the following	**257,531**	(1,623,959)
Interest Income	**20,657**	73,716
Interest expense	**(14,971)**	—
Other income	**7,760**	—
Amortization	**(222,467)**	(304,573)
Reserve for litigation verdict	**(592,945)**	—
Loss from continuing operations	**(544,435)**	(1,854,816)
Loss on discontinued operations	—	(207,119)
Net loss for the period	**(544,435)**	(2,061,935)
Deficit, beginning of period	**(97,630,903)**	(60,671,218)
Deficit, end of period	**(98,175,338)**	(62,733,153)
Basic and diluted loss per share		
From continuing operations	**(0.01)**	(0.035)
From discontinued operations	**0.00**	(0.004)
Net loss per share	**(0.01)**	(0.039)
Weighted average shares outstanding	**52,574,459**	52,574,459

GENSCI REGENERATION SCIENCES INC.

QUARTERLY FINANCIAL REPORT

MARCH 31, 2002

Management's Discussion and Analysis

This section of the quarterly report contains management's analysis of the financial performance of the consolidated results of GenSci Regeneration Sciences Inc. and subsidiaries ("the Company") and their combined financial position and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the related notes thereto. Actual events may vary from management's expectations. This Management Discussion and Analysis of Financial Condition and Results of Operations and March 31, 2002 consolidated financial statements and notes thereto, are prepared in accordance with Canadian generally accepted accounting principles. Readers are encouraged to consult the Company's Annual Report and Annual Information Form for fiscal 2001 for additional details.

The following table displays, for each period indicated, the dollar amount of revenue and operating income and basic and fully diluted earnings per share, and the percentage change in the dollar amount of each item compared to the corresponding prior year period.

Table amounts in millions except earnings per share	**Three Months Ended March 31,**		
	2002	**2001**	**Change**
Revenue	9.7	10.6	(8%)
Net loss-continuing operations	(0.5)	(1.9)	70%
Loss per share-continuing	$0.01	$0.035	70%
Net loss-discontinued operations	—	(0.2)	—
Loss per share-discontinued	—	$0.004	—
Net loss	(0.5)	(2.1)	74%
Loss per share	**$(0.01)**	**$(0.039)**	74%

GenSci and its subsidiary, GenSci OrthoBiologics, are involved in a patent infringement case involving claims that DynaGraft® Gel and Putty brands infringe two patents owned by Osteotech Inc. ("Osteotech"). On December 17, 2001, the jury found GenSci and GenSci OrthoBiologics liable for damages of U.S. $14,533,634. As of May 30, 2002 the Court has not entered a judgment of liability and accordingly, the actual liability could be different from amounts accrued by the Company. On December 20, 2001, GenSci and GenSci OrthoBiologics, voluntarily filed petitions for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court Central District of California. Both GenSci companies elected to take file for protection as a result of the verdicts in patent litigation proceedings. The Company maintains that DynaGraft® Gel and Putty do not infringe and intends to vigorously pursue appeal of this verdict once it is entered by the District Court as a judgment.

OPERATING RESULTS

Quarter Ended March 31, 2002 Compared With Quarter Ended March 31, 2001

Revenues

Revenues for the quarter ended March 31, 2002 were $9.7 million compared to $10.6 million for the same quarter in 2001. The 8% decrease in revenues can be attributed to the February 4, 2001 change in product representation away from DePuy AcroMed Inc. ("DePuy") as a marketing partner for two of the Company's products sold to the spinal market. The company's independent sales representative network has assumed responsibilities for the sales of those products to the spine market and was able to maintain the majority of customers in the transition.

Cost of sales

Cost of sales, consisting of the expense of manufacturing and distributing the Company's bioimplant products decreased from $3.7 million for the quarter ended March 31, 2001 to $3.5 million for the quarter ended March 31, 2002, for a decrease of 5% in total cost. As a percentage of net revenues, cost of sales represented 36% for the three months ended March 31, 2002 compared to 35% for the three months ended March 31, 2001. The increase in costs as a percentage of revenue resulted primarily from a change in product mix and preparations to shift towards manufacture of the company's new product lines.

Marketing, general and administrative expenses

Marketing, general and administrative expenses decreased by $2.8 million, or 35%, to $5.1 million for the quarter ended March 31, 2002 from $7.9 million for the quarter ended March 31, 2001. The decrease is mainly due to lower litigation costs and a reduction in marketing activity for the existing product lines as the Company prepares to launch new products later this year.

Research and development expenses

Research and development expenses increased to $857,618 for the quarter ended March 31, 2002 from $687,748 for the quarter ended March 31, 2001. The change is due to the increase of short term development projects related to the new product introductions planned during 2002, including Accell DBM100™. The cost of research and development as a percentage of revenue was 9% in first quarter 2002, compared with 7% in 2001. The increase as a percentage of revenue is consistent with the company's accelerated product pipeline focus.

Amortization

Amortization expenses decreased to $222,467 for the quarter ended March 31, 2002, from $304,573 for the same period in 2001. The decrease resulted from costs of previously capitalized intangible and tangible assets becoming amortized during 2002 and 2001.

Interest income (expense)

The Company generated net interest income of $5,686 for the quarter ended March 31, 2002 compared to net interest income of $73,716 in 2001. The decrease in net interest income is primarily due to lower interest income on lower average cash balances and increased interest expense related to capital equipment leases established in the fourth quarter of 2001.

Reserve for litigation verdict
On December 17, 2001, the jury in the patent infringement case found GenSci and GenSci OrthoBiologics liable for damages of U.S. $14,533,634 for infringement by DynaGraft® Gel and DynaGraft® Putty of two patents held by Osteotech. The damages included lost profits for 1998 through 1999 and a royalty rate of 14% for the year 2000 through November 2001. The Company established a reserve in 2001 for the amount of $23,098,189 (Canadian) representing the potential judgment of U.S. $14,533,634. The Company has added $592,945 (Canadian) to this reserve in the first quarter, representing 14% of the first quarter sales of DynaGraft® Gel and Putty.

Loss from continuing operations
The loss from continuing operations for the first quarter of 2002 is $544,435 ($0.01 per share). The Company reported a loss from continuing operations of $1,854,816 ($0.035 per share) for the first quarter of 2001.

Loss from discontinued operations
The net loss from discontinued operations for the first quarter of 2001 was $207,119 ($0.004 per share) compared to nil for 2002. Discontinued operations relate to the Osteopharm Inc., which was sold in December of 2001.

Net loss
The Company reported a net loss for the first quarter of 2002 of $544,435 compared with a net loss in the comparable period in 2001 of $2,061,935. The decrease in net loss from the prior year's quarter was primarily due to decreased litigation costs and due, in part, to reduced marketing and operating expenses, partially offset by an increase to the reserve for the litigation verdict accrual.

LIQUIDITY AND CAPITAL RESOURCES

The Company is reorganizing its affairs under the protection of Chapter 11 and will propose a plan of reorganization for itself and its subsidiary, which will be submitted to the Bankruptcy Court overseeing the Chapter 11 proceedings for confirmation after submission to a vote by affected parties. Although no absolute deadline for filing a plan has been established, the Company must either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002 or suffer the following consequences; if a plan is not submitted, GenSci must cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed.

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings and circumstances relating to this event. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $16,422,914 as at March 31, 2002. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

In the Chapter 11 proceedings, substantially all unsecured liabilities of the Debtors as of the Petition Date are subject to compromise or other treatment under a plan of reorganization to be confirmed by the Bankruptcy Courts after submission to a required vote and approval by affected parties. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the Chapter 11 proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements. Generally, all actions to enforce or otherwise effect repayment of pre-Petition Date liabilities as well as all pending litigation against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. The Bar Date, which was the last date by which claims against the Company had to be filed in the U.S. Bankruptcy Court if the claimants wished to receive any distribution in the Chapter 11 proceedings, expired on May 13, 2002.

Differences between amounts shown by the Debtors and claims filed by creditors will be investigated and either amicably resolved, adjudicated before the Bankruptcy Courts, or resolved through other resolution processes. The ultimate amount of payment or settlement terms on any allowed claims is subject to a confirmed plan of reorganization and, accordingly, is not presently determinable.

Obligations classified as liabilities subject to compromise under the reorganization proceedings in total may vary significantly from the stated amount of proofs of claim that are filed with the Bankruptcy Courts, and may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims or other events. Additional claims may also arise from the rejection of executory contracts by the Debtors.

In connection with the Chapter 11 filing, the Company has taken actions to reduce cash used in operations by terminating 18 employees and by selling Osteopharm Inc.

At March 31, 2001, the Company had a cash balance of $4,726,559 and restricted cash of $79,182. This represents a $618,634 increase compared to cash balance of $3,443,107 restricted cash of $228,000 and short-term investments of $516,000 as of March 31, 2001. This also represents an increase of $3,631,986 as compared to a cash balance of $1,094,387 and restricted cash of $79,368 as of the fiscal year ended December 31, 2001. Of the increase since year-end, $900,000 is related to the sale of Osteopharm Inc.

The Company had a working capital balance of ($19,088,809) at March 31, 2002, compared with $13,311,302 at March 31, 2001. The decreased working capital balance includes liabilities subject to compromise of $32,148,771. Liabilities subject to compromise include $23,821,395 related to the patent litigation liability accrual.

Cash provided by operating activities during first quarter 2002 was $270,977 after adding back amortization and an additional non-cash accrual for the patent litigation jury verdict. This compares to cash used in operations of $6,104,757 in the first quarter of 2001. The favorable increase in cash from operations is due to a decrease in patent litigation costs and favorable working capital balances. Cash used in investing activities was $1,199 in the first quarter of 2002 as compared to $122,316 in the first quarter of 2001. Cash used in investing activities during first quarter 2001 consisted of costs relating to an investment in a subsidiary operation and the addition of capital assets for the Irvine production facility.

Results are reported in Canadian dollars with a March 31, 2002 exchange rate of $1.00 Canadian equaling U.S. $0.63.

GenSci Regeneration Sciences Inc.
CONSOLIDATED BALANCE SHEETS
[in Canadian dollars]
As at March 31

	2002	2001
	$	$
ASSETS		
Current		
Cash and cash equivalents	**4,726,559**	3,443,107
Short-term investments	**—**	516,000
Restricted cash	**79,182**	228,000
Accounts receivable	**4,221,522**	8,315,076
Processing costs and inventory	**5,921,879**	12,413,415
Prepaid expenses and deposits	**990,152**	261,167
Discontinued operations [note 5]	**—**	157,967
Total current assets	**15,939,294**	25,334,732
Capital assets, net	**1,372,213**	1,675,924
Other assets, net	**1,363,459**	3,154,808
Discontinued operations [note 5]	**—**	829,628
	18,674,966	30,995,092
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**—**	—
Accounts payable and accrued liabilities	**2,663,879**	12,001,271
Current portion of obligations under capital lease	**215,454**	—
Discontinued operations [note 5]	**—**	22,159
Total current liabilities	**2,879,333**	12,023,430
Obligations under capital lease	**69,776**	—
	2,949,109	12,023,430
Liabilities subject to compromise [note 3]	**32,148,771**	—
Total liabilities	**35,097,880**	12,023,430
Shareholders' equity		
Capital stock [note 4]	**80,846,320**	80,846,320
Deficit	**(98,175,338)**	(62,733,153)
Cumulative translation account	**906,104**	858,495
Total shareholders' equity	**(16,422,914)**	18,971,662
	18,674,966	30,995,092

GenSci Regeneration Sciences Inc.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[in Canadian dollars]
For the three months ended March 31,

	2002	2001
	$	$
Revenues	**9,694,794**	10,581,392
Operating expenses		
Cost of sales	**3,485,485**	3,652,240
Marketing, general, and administrative	**5,094,160**	7,865,363
Research and development	**857,618**	687,748
	9,437,263	12,205,351
Gain (Loss) before the following	**257,531**	(1,623,959)
Interest Income	**20,657**	73,716
Interest expense	**(14,971)**	—
Other income	**7,760**	—
Amortization	**(222,467)**	(304,573)
Reserve for litigation verdict [note 7]	**(592,945)**	—
Loss from continuing operations	**(544,435)**	(1,854,816)
Loss on discontinued operations [note 5]	—	(207,119)
Net loss for the period	**(544,435)**	(2,061,935)
Deficit, beginning of period	**(97,630,903)**	(60,671,218)
Deficit, end of period	**(98,175,338)**	(62,733,153)
Basic and diluted loss per share		
From continuing operations	**(0.01)**	(0.035)
From discontinued operations	—	(0.004)
Net loss per share	**(0.01)**	(0.039)
Weighted average shares outstanding	**52,574,459**	52,574,459

GenSci Regeneration Sciences Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[in Canadian dollars]
[unaudited]
For the three months ended March 31,

	2002	2001
	$	$
OPERATING ACTIVITIES		
Loss from continuing operations	**(544,435)**	(1,854,816)
Add (deduct) items not involving cash		
Amortization	**222,467**	304,573
Accrual of jury verdict	**592,945**	—
	270,977	(1,550,243)
Net changes in non-cash working capital related to continuing operations [note 5]	**3,437,272**	(4,554,514)
Cash provided (used) in operating activities	**3,708,249**	(6,104,757)
INVESTING ACTIVITIES		
Investment in subsidiary	—	(60,873)
Purchase of capital assets	**(1,199)**	(61,443)
Cash used in investing activities	**(1,199)**	(122,316)
FINANCING ACTIVITIES		
Repayment of long-term debt	**(59,971)**	—
Cash provided by financing activities	**(59,971)**	—
Effect of translation of foreign currency amounts in self-sustaining subsidiaries	**(14,907)**	(29,395)
Net increase (decrease) in cash during the period		
From continuing operations	**3,632,172**	(6,256,468)
From discontinued operations	—	(208,050)
Net increase (decrease) in cash during the period	**3,632,172**	(6,464,518)
Cash and cash equivalents, beginning of period	**1,094,387**	9,907,625
Cash and cash equivalents, end of period	**4,726,559**	3,443,107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[in Canadian dollars, except where otherwise noted]
[unaudited]

1. ACCOUNTING POLICIES

The Company in has prepared the accompanying unaudited consolidated financial statements Canadian dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim financial statements have been prepared using accounting policies that are consistent with policies used in preparing the 2001 annual consolidated financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes in the Company's Annual Report and Annual Information Form (Form 20-F) for the year ended December 31, 2001. Certain of the prior year's interim figures have been reclassified to conform to the current interim period's presentation.

In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2. BANKRUPTCY PROCEEDINGS AND GOING CONCERN

On December 20, 2001 [the "Petition Date"], GenSci and its U.S. subsidiary, GenSci OrthoBiologics, Inc. ["GenSci OrthoBiologics"], voluntarily filed petitions for protection under Chapter 11 of the U.S. Bankruptcy Code ["Chapter 11"] in the U.S. Bankruptcy Court Central District of California, Santa Ana Division [the "Bankruptcy Court"]. Both GenSci companies elected to take this action as a result of the verdicts in the patent litigation proceedings as described in note 7.

The Company under bankruptcy protection [the "Debtors"] is presently operating its businesses as debtors-in-possession. The bankruptcy proceedings of the Debtors are being jointly administered for procedural purposes, but are not substantively consolidated.

In connection with the Chapter 11 filing, the Company has taken actions to reduce cash used in operations by terminating 18 employees and by selling Osteopharm Inc. During the reorganization process of Chapter 11, the Company plans to appeal the results of the patent infringement verdict while maintaining normal business operations and bringing new technologies to market.

The Company is reorganizing its affairs under the protection of Chapter 11 and will propose a plan of reorganization for itself and its subsidiary, which will be submitted to the Bankruptcy Court overseeing the Chapter 11 proceedings for confirmation after submission to vote by affected parties. Although no absolute deadline has been set for the filing of the plan, the Company must either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002 or suffer the following consequences; if a plan is not submitted, GenSci must cease the manufacture, sale or distribution of the allegedly infringing products as described in note 7 by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed.

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings and circumstances relating to this event. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $16,422,914 as at March 31, 2002. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

The Company's ability to continue as a going concern is dependent upon continued protection by the bankruptcy court, upon achieving and maintaining profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

3. LIABILITIES SUBJECT TO COMPROMISE

In the Chapter 11 proceedings, substantially all unsecured liabilities of the Debtors as of the Petition Date are subject to compromise or other treatment under a plan of reorganization to be confirmed by the Bankruptcy Courts after submission to a required vote and approval by affected parties. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the Chapter 11 proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements. Generally, all actions to enforce or otherwise effect repayment of pre-Petition Date liabilities as well as all pending litigation against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. The Bar Date, which was the last date by which claims against the Company had to be filed in the U.S. Bankruptcy Court if the claimants wished to receive any distribution in the Chapter 11 proceedings, expired on May 13, 2002.

Differences between amounts shown by the Debtors and claims filed by creditors will be investigated and either amicably resolved, adjudicated before the Bankruptcy Courts, or resolved through other resolution processes. The ultimate amount of payment or settlement terms on any allowed claims is subject to a confirmed plan of reorganization and, accordingly, is not presently determinable.

Obligations classified as liabilities subject to compromise under the reorganization proceedings in total may vary significantly from the stated amount of proofs of claim that are filed with the Bankruptcy Courts, and may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims or other events. Additional claims may also arise from the rejection of executory contracts by the Debtors.

Litigation claims against GenSci and GenSci OrthoBiologics as of December 20, 2001 and any additional liabilities related thereto will be subject to compromise.

The principal categories of obligations classified as liabilities subject to compromise under the reorganization proceeding are as follows:

	Quarter ended March 31,	
	2002	2001
	$	$
Accounts payable and accrued liabilities	**8,327,376**	—
Accrued litigation claim *[note 7]*	**23,821,395**	—
	32,148,771	—

As a result of the Chapter 11 filing, no payments will be made on most pre-Petition Date debt obligations without Bankruptcy Court approval or until a plan of reorganization providing for the repayment terms has been submitted to any required vote and approval of affected parties, has been confirmed by the Bankruptcy Courts and has become effective.

4. CAPITAL STOCK

Basic earnings per share have been calculated using the weighted monthly average number of common shares outstanding during the period. The weighted monthly average number of shares outstanding for the quarter ended March 31, 2002 was 52.6 million (2001 - 52.6). There have been no issuances of Company common shares or warrants in 2002 as of March 31, 2002.

Stock options

	Number outstanding	Weighted average exercise price per share
	#	$
Options outstanding, December 31, 2000	4,886,500	1.62
Granted	710,000	0.44
Expired	(920,500)	1.61
Options outstanding, December 31, 2001	**4,676,000**	**1.44**
Granted	75,000	0.40
Expired	(706,750)	1.60
Options outstanding, March 31, 2002	**4,044,250**	**1.39**

5. DISCONTINUED OPERATIONS

On December 15, 2001, the Company, in deciding to focus on the development of its bioimplant products, sold 100% of its interest in Osteopharm Inc. to a third party for a total consideration of $1,440,000, consisting of a $700,000 accounts receivable and a $740,000 promissory note, which are included as other receivables in the consolidated balance sheets. The promissory note is secured, non-interest bearing and is repayable on monthly installments of $100,000 each starting February 1, 2002.

During the first quarter of 2002 the Company received the $700,000 receivable and $200,000 of the note receivable. The Company has provided an allowance for the balance of $540,000 due to uncertainty relating to ultimate collection and will recognize this amount as income once received.

The Company has retained the rights to use the peptide technology solely as medical devices or treatments delivered locally in humans for tissue repair, limited to bone, cartilage, meniscus, ligaments or tendons and medical devices or treatments for coatings on prosthetics as part of invasive surgical procedures.

The revenues, operating loss and loss from discontinuance, net of income taxes, are as follows:

	Quarter ended March 31,	
	2002	2001
	$	$
REVENUES	—	—
Loss from discontinued operations	—	(207,119)
Income taxes	—	—
	—	(207,119)
Gain on disposal of discontinued operations	—	—
Income taxes	—	—
	—	—
Total net loss from discontinued operations	—	(207,119)

Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:

	Quarter ended March 31,	
	2002	2001
	$	$
Prepaid expenses	—	157,967
Capital assets, net	—	89,755
Other assets, net	—	739,873
Accounts payable and accrued liabilities	—	(22,159)
	—	1,009,754

Net increase (decrease) in cash and cash equivalents related to discontinued operations consist of the following:

	Quarter ended March 31,	
	2002	2001
	$	$
OPERATING ACTIVITIES		
Cash flow from operations	—	(180,053)
Net change in non-cash working capital	—	8,740
	—	(171,313)
INVESTING ACTIVITIES		
Purchase of capital assets	—	—
Acquisition of patents	—	(36,737)
Acquisition of technology	—	—
	—	(36,737)
Cash used in discontinued operations	—	(208,050)

6. SEGMENTED INFORMATION

The Company currently operates in a single segment, bioimplants. The bioimplants segment develops and manufactures bone graft products and markets and distributes them to surgeons and hospitals for use in surgical procedures.

The biopharmaceuticals segment disclosed separately in prior years has been disposed of as described in note 5.

Geographic information

With respect to geographic information, revenues are attributed to customers based on the location of the customer.

	Quarter ended March 31,	
	2002	2001
	$	$
Revenues		
Canada	963,015	619,611
United States	8,446,397	9,948,132
Other	285,381	13,648
	9,694,794	10,581,392

7. CONTINGENCIES AND LEGAL CLAIMS

GenSci and its subsidiary, GenSci OrthoBiologics, [collectively, "the Company "] are involved in a patent infringement action in the United District Court for the Central District of California ["District Court"] entitled *GenSci Regeneration Laboratories, Inc. v. Osteotech, Inc. (and related third-party actions),* Case No. CV99-10111-MRP, [the "Patent Action"].

This case involves claims by Osteotech that products sold under the DynaGraft® Gel and Putty brands allegedly infringe two patents owned by Osteotech. These products involve the use of demineralized bone matrix (DBM) material in a carrier to facilitate the regeneration and/or growth of damaged or diseased bone.

On December 17, 2001, the jury found that GenSci and GenSci OrthoBiologics liable for damages of U.S. $17,533,634 for infringement by DynaGraft® Gel and DynaGraft® Putty of two patents held by Osteotech. The damages include U.S. $12,423,248 for lost profits during 1997-1999 and royalties of U.S. $5,110,386 calculated at a royalty rate of 14% for the years 2000 and 2001. Payments of approximately U.S. $3,000,000 made by DePuy AcroMed Inc. in a prior settlement with Osteotech are expected to be deducted from the jury verdict reducing the potential judgment to U.S. $14,533,634. The Company established a reserve in the amount of $23,098,189 as of December 31, 2001 representing the potential judgment of U.S. $14,533,634.

The Company maintains that DynaGraft® Gel and Putty do not infringe and intends to vigorously pursue appeal of this verdict once it is entered by the District Court as a judgment. As of May 30, 2002 the District Court has not entered a judgment of liability and accordingly, the actual liability could be different from amounts accrued by the Company.

As of the Petition Date, Osteotech had a pending motion in the District Court to permanently enjoin the Company's sales of the DynaGraft® products, scheduled for hearing on December 21, 2001 (the ["Motion For Permanent Injunction"]. The decision to enter into Chapter 11 protection on December 20, 2001 resulted an automatic stay of all prior legal proceedings.

Pursuant to motions by Osteotech and position taken by the Company, on May 16, 2002, the Bankruptcy Court further modified the stay to permit the Patent Action to proceed, provided that, any judgment, whether for damages or injunctive relief, issued against the Company cannot be enforced without the further review and approval by the Bankruptcy Court. In order to provide adequate protection to Osteotech, the Company is required, commencing on June 10, 2002, to deposit into a trust fund, 14% of gross revenue from the allegedly infringing products. Although no absolute deadline for filing a plan has been established, the Company must either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002 or suffer the following consequences; if a plan is not submitted, GenSci must cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed.

On May 20, 2002, arrangements were made with the District Court to continue with the Patent Action. The hearings on post-trial motions are scheduled for July 22, 2002.

It is possible that adverse judgments in the immediate or near-term future could include an injunction, which could adversely affect the Company's business and financial condition. Due to the uncertainties inherent in the litigation process, the ultimate outcome of these actions, or the likelihood of an injunction, is not determinable at this time.

In addition, a second patent infringement lawsuit captioned *Osteotech, Inc. v. GenSci OrthoBiologics.*, Case No. CV00-11342-MRP, was filed in October, 2000. In this second patent case, Osteotech alleges that GenSci OrthoBiologic's OrthoBlast™ product infringe two of Osteotech's patents including one patent at issue in the Patent Action. In this second patent case, no discovery has commenced and the case has been stayed pending resolution of the Patent Action.

8. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

	Quarter ended March 31,	
	2002	**2001**
	$	$
Restricted cash	186	—
Accounts receivable	1,556,463	(858,396)
Processing costs and inventory	1,388,957	(4,001,838)
Prepaid expenses and deposits	(650,837)	131,454
Accounts payable and accrued liabilities	1,142,503	174,266
	3,437,272	(4,554,514)

2001 Annual Report

GenSci Regeneration Sciences Inc.

THE ORTHOBIOLOGICS TECHNOLOGY COMPANY™

gen·sci

CORPORATE PROFILE

GenSci® Regeneration Sciences Inc. has established itself as a leader in the rapidly emerging field of orthobiologics (the use of biotechnology to treat musculoskeletal disease and injury). Our trademark, *The OrthoBiologics Technology Company*™, describes our focus of bringing new orthobiologic technologies to the marketplace.

The GenSci VISION

To be a world-class leader in the commercialization of biologically focused products and services for musculoskeletal repair – and an innovator of new biosurgical technologies.

The GenSci MISSION

We are committed to developing safe, effective, high-quality products and services for the care and treatment of patients requiring biosurgical therapy.

KEY EVENTS OF YEAR 2001

- Placed the Company under the protection of Chapter 11 of the U.S. Bankruptcy Code, in order to manage an adverse jury verdict in a patent litigation trial. The Company intends to vigorously pursue an appeal of this verdict.
- Advanced intellectual property portfolio with four orthobiologic patent awards.
- Strengthened independent sales network while maintaining the vast majority of our customer base despite the loss of a large marketing partner for two key products.
- Continued to expand international presence to ten countries in Europe, Asia and Latin America.
- Restructured organization at the end of 2001 to reduce payroll expense by 35%.
- Divested Osteopharm Inc., a wholly owned pharmaceutical research subsidiary, following a strategy to focus on our primary orthobiologics business.

KEY EVENTS TO START 2002

- Launched Accell DBM100™, a second-generation technology, in mid-2002.
- Signed a 2-year contract with HealthTrust Purchasing Group, LP, one of America's leading membership-based healthcare group purchasing organizations.
- Development pipeline set to deliver multiple new products in 2002 and 2003.

To Our Shareholders:

For employees and shareholders alike, the past year has proven to be the most challenging in GenSci's history. There is no escaping the impact of the decision by the Federal District Court jury of Los Angeles in November 2001, which found GenSci and its subsidiary, GenSci OrthoBiologics, liable for infringement of two patents held by Osteotech, Inc. Because of this verdict, and the damages awarded by the jury to Osteotech, GenSci had to file for protection under Chapter 11 of the U.S. Bankruptcy Court in order to ensure our ability to remain a viable enterprise. We have also made major reductions in our personnel, as well as taken other steps to reduce operating expenses while continuing to sharpen our corporate focus.

A three-judge panel from the Federal Circuit Court, Washington, D.C., will hear our appeal of the judgment. We look forward to the day these legal issues are resolved. But no matter what the outcome, we know two things. The first is that the entire judicial process will take time, perhaps upwards of one more year. Secondly, as a company, we cannot stand still during this period.

We have continued to build an enviable reputation for our products where it matters most, with the surgical community. Our revenues in the year 2001 exceeded (CDN) $40 million, a significant achievement considering the challenges of having to establish our own network of independent distributors early in the year to sell our major products. Operating under the guidelines of Chapter 11, we are currently improving the Company's cash position. Over the longer term, we remain convinced that the very real benefits we are providing to patients and healthcare systems in North America and internationally are what will fuel our growth, carry GenSci Regeneration Sciences forward and ultimately unlock the true value of the Company to investors.

It has been a challenging year, and as a result, we have adopted a sharper focus and a leaner operating and cost structure than ever before. We have moved aggressively forward with new product development initiatives, resulting in the launch of the first of several next-generation products we believe will revolutionize the osteobiologics market. From an operational standpoint, we are continuing to make strides in what remains an exciting and still rapidly growing field. We are looking to the future, and doing so with a clear vision. GenSci was built, and will eventually succeed, because of continued technological innovation and our ability to rapidly evolve and adapt to our environment.

The most successful research and technology-based companies are built on leading-edge productinnovation and driven by a strength, fortitude and determination to be the best. From our inception ten years ago, GenSci has been developing technologies to improve patient care and quality of life. To that end, based on the successes of our first generation products and the exciting new technologies we are now bringing to market, GenSci has been an unqualified success. But success as a public company, measured in terms of return to shareholders, has so far eluded us. This becomes our goal moving forward.

We have taken the measures necessary to ensure not only that GenSci will emerge from ongoing legal proceedings vindicated, but as a much stronger, better focused company. It is in the face of adversity that people show their true colors. I am very proud of GenSci's team, deeply appreciative and thankful for the efforts of prior team members we've had to part with, and immensely grateful for the continued support of our long-term shareholders and key institutional stakeholders through these challenging times. Our commitment to serving the medical community, building a successful company, and rewarding the patience of our shareholders remains stronger than ever.

Douglass C. Watson
President and Chief Executive Officer
GenSci Regeneration Sciences Inc.
May 30, 2002

Management's Discussion and Analysis

The following discussion of the financial condition, changes in cash flows, and results of operations of the company should be read in conjunction with the Company's 2001 consolidated financial statements and notes therein, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These principles differ in certain material respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect the consolidated financial statements of the Company are described in Note 17 to the Company's 2001 consolidated financial statements. All amounts are in Canadian dollars, unless otherwise noted.

Overview

GenSci Regeneration Sciences Inc. ("GenSci" or collectively with one or more of its subsidiaries, the "Company") and its subsidiaries are involved in the field known as orthobiologics, which is the use of biotechnology to treat musculoskeletal disease and injury. The Company applies an integrated approach to product research, development, and commercialization by leveraging internal resources together with licensing agreements and strategic alliances.

The current business of GenSci began in November 1992 when the Company changed its name to Biocoll Medical Corp. in conjunction with the acquisition of Regenetec Biomatrix, Inc., which at that time was developing a technology for bone and tissue regeneration in dental surgical applications. The Company further developed this technology for the spinal and orthopedic surgical markets.

GenSci has a wholly owned operating subsidiary, GenSci OrthoBiologics, Inc. (formerly GenSci Regeneration Laboratories, Inc., "GenSci OrthoBiologics"), based in Irvine, California that manufactures and distributes bone graft implant products. In 1999, GenSci purchased a majority ownership interest in its distribution partner for the oral craniofacial market, creating GenSci OCF Inc. ("GenSci OCF"), based in Montreal, Quebec.

The Company is focused on the development of products used by surgeons during surgical procedures where bone and tissue repair or regeneration is needed. The Company's products to date consist primarily of various types of demineralized bone-based allograft implants first launched in August 1997 to spinal surgeons, in 1998 to oral surgeons, in 1999 to orthopedic (non-spine) surgeons across North America and in 2000 to select international markets.

The Company's initial products, DynaGraft® and OrthoBlast™ bioimplants, are a line of allograft-based bone regeneration implants. DynaGraft has achieved significant revenue growth since its late 1997 launch to spinal surgeons throughout the United States. The Company generated revenues of $30,571,305 in 1999 primarily from DynaGraft, $45,827,426 in 2000 and $40,444,833 in 2001 from both the DynaGraft and OrthoBlast product lines. However, given the level of investment required to develop the market for its products, the ongoing research and development investment required to support its existing products and technologies and the cost of patent litigation defense, the Company has incurred losses in 1999, 2000 and 2001.

In January 1997, GenSci acquired 100% of the outstanding shares of Osteopharm Limited ("Osteopharm"), a private Canadian company established to commercialize a series of compounds for the potential treatment and diagnosis of osteoporosis. In 1999, GenSci formed a wholly owned subsidiary, Osteopharm Inc., to position the Company's osteoporosis technology for investment from strategic partners or sale. On December 15, 2001, the Company, in deciding to focus on the development of its bioimplant products, sold 100% of its interest in Osteopharm Inc. to a third party.

Significant Events

GenSci and its subsidiary, GenSci OrthoBiologics, are involved in a patent infringement action in the United District Court for the Central District of California ("District Court") entitled GenSci Regeneration Laboratories, Inc. v. Osteotech, Inc. (and related third-party actions), Case No. CV99-10111-MRP, (the "Patent Action").

This case involves claims by Osteotech that products sold under the DynaGraft Gel and Putty brands allegedly infringe two patents owned by Osteotech. These products involve the use of demineralized bone matrix (DBM) material in a carrier to facilitate the regeneration and/or growth of damaged or diseased bone.

On December 17, 2001, the jury found GenSci and GenSci OrthoBiologics liable for damages of U.S.$17,533,634 for infringement by DynaGraft® Gel and DynaGraft® Putty of two patents held by Osteotech. The damages include U.S.$12,423,248 for lost profits during 1997-1999 and royalties of U.S.$5,110,386 calculated at a royalty rate of 14% for the years 2000 and 2001. Payments of approximately U.S.$3,000,000 made by DePuy AccroMed Inc. in a prior settlement with Osteotech, are expected to be deducted from the jury verdict reducing the potential judgment to U.S.$14,533,634.

The Company maintains that DynaGraft Gel and Putty do not infringe and intends to vigorously pursue appeal of this verdict once it is entered by the District Court as a judgment. As of May 30, 2002 the District Court has not entered a judgment of liability and accordingly, the actual liability could be different from amounts accrued by the Company.

On December 20, 2001 [the "Petition Date"], GenSci and its U.S. subsidiary, GenSci OrthoBiologics, voluntarily filed petitions for protection under Chapter 11 of the U.S. Bankruptcy Code ("Chapter 11") in the U.S. Bankruptcy Court Central District of California, Santa Ana Division (the "Bankruptcy Court"). Both GenSci companies elected to take action as a result of the verdicts in patent litigation proceedings as described above. GenSci OCF, a subsidiary of the Company is not operating under Chapter 11 protection and is carrying on business as usual.

As of the Petition Date, Osteotech had a pending motion in the District Court to permanently enjoin sales of the DynaGraft products, scheduled for hearing on December 21, 2001 (the "Motion For Permanent Injunction"). The decision to enter into Chapter 11 protection on December 20, 2001 resulted an automatic stay of all prior legal proceedings.

On January 10, 2002, the Bankruptcy Court effectively denied an Osteotech motion for relief from stay. Specifically, the Bankruptcy Court gave Osteotech the option of having the Motion denied or withdrawn without prejudice to renewing the Motion. Osteotech opted to withdraw the Motion, and indicated its intent to file a new Motion for Relief From Stay.

Rather than file a renewed Motion for Relief From Stay, on February 8, 2002, Osteotech filed with the *Bankruptcy* Court, a Complaint for Declaratory and Injunctive Relief ("Duplicate Patent Action"), SA 02-01163 RA. Believing the "Duplicate Patent Action" was duplicative and improper, the Company filed a motion before the Bankruptcy Court asking that the "Duplicate Patent Action" be dismissed. On March 15, 2002, the Bankruptcy Court granted the Company's motion and dismissed the Duplicate Patent Action.

On April 24, 2002 the Bankruptcy Court heard Osteotech's objection to the Company's employment of its present patent counsel. In bankruptcy proceedings, a debtor must obtain Court approval to employ any professionals, including legal counsel. The Court ruled in favor of the Company and approved the employment of the Company's patent counsel.

Pursuant to motions by Osteotech and positions taken by GenSci, on May 16, 2002, the Bankruptcy Court further modified the stay to permit the Patent Action to proceed, provided that, any judgment, whether for damages or injunctive relief, issued against the Company cannot be enforced without the further review and approval by the Bankruptcy Court. In order to provide adequate protection to Osteotech, the Company is required, commencing on June 10, 2002, to deposit into a trust fund, 14% of gross revenue from the allegedly infringing products. Although no absolute deadline for filing a plan has been established, the Company must either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002, or suffer the following consequences; if a plan is not submitted, the Company must cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed.

On May 20, 2002, arrangements were made with the District Court to continue with the Patent Action. The hearings on post-trial motions are scheduled to begin on July 22, 2002.

The Patent Action originally included claims by GenSci that Osteotech infringed GenSci Orthobiologics' patents, antitrust claims alleging actual and attempted monopolization of the proprietary DBM implant market, unlawful exclusive dealing and unfair business practices. As part of the agreed dismissal of GenSci OrthoBiologics' patent infringement claims against Osteotech in the original Patent Action, GenSci OrthoBiologics was allowed to retain its antitrust and other claims including tortious interference with a business expectancy; negligent interference with prospective economic advantage; inducing breach of contract; and false advertising and misrepresentation as well as claims that Osteotech obtained its patents for its Grafton® products through fraud on the U.S. Patent and Trademark Office and that Osteotech double patented the same claims in different patents to illegally extend the number of years of patent protection for its Grafton product in a separate case against Osteotech for improper use of its patent(s) in the marketplace. These antitrust claims have been deferred until the Patent Action is resolved.

Osteotech seeks damages for the alleged improper prosecution of patent infringement claims against Osteotech by GenSci OrthoBiologics in the original Patent Action, which were dismissed in calendar year 2000 at the request of GenSci OrthoBiologics.

In addition, a second patent infringement lawsuit captioned Osteotech, Inc. v. GenSci OrthoBiologics, Case No. CV00-11342-MRP, was filed in October, 2000. In this second patent case, Osteotech alleges that GenSci's OrthoBlast™ product infringes two of Osteotech's patents including one patent at issue in the Patent Action. In this second patent case, no discovery has commenced and the case has been stayed pending resolution of the Patent Action.

Approximately 51% of the GenSci OrthoBiologic's revenue for 2001 (2000 - 77%; 1999 - 95%) was generated by products subject to the Patent Action involving DynaGraft® Gel and Putty. Approximately 37% of the Company's revenue for 2001 (2000 - 18%; 1999 - 1%) was generated by products subject to the second infringement suit involving OrthoBlast™. GenSci, the parent company, does not directly make or sell any products.

GenSci and its subsidiary under bankruptcy protection (the "Debtors") are presently operating their businesses as debtors-in-possession. The bankruptcy proceedings of the Debtors are being jointly administered for procedural purposes, but are not substantively consolidated.

In connection with the Chapter 11 filing, the Company has taken actions to reduce cash used in operations by terminating 18 employees and by selling Osteopharm Inc. During the reorganization process of Chapter 11, the Company plans to appeal the results of the patent infringement verdict while maintaining normal business operations and bringing new technologies to market.

The Company is reorganizing its affairs under the protection of Chapter 11 and will propose a plan of reorganization for itself and its subsidiary, which will be submitted to the Bankruptcy Court overseeing the Chapter 11 proceedings for confirmation after submission to a vote by affected parties. Although no absolute deadline has been set for the filing of the plan, the Company must either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002, or suffer the following consequences; if a plan is not submitted, the Company must cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed.

The consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings and circumstances relating to this event. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $15,945,600 as at December 31, 2001. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

The Company's ability to continue as a going concern is dependent upon continued protection by the Bankruptcy Court, upon achieving and maintaining profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company intends to vigorously pursue appeal of the patent litigation verdict once it is entered by the District Court as a judgment. As of May 30, 2002 the District Court has not entered a judgment of liability and accordingly, the actual liability could be different from amounts accrued by the Company.

Results of Operations

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

Revenues
Revenues for the year ended December 31, 2001 of$40,444,833 decreased from $45,827,426 for the year ended December 31, 2000. The 12% decrease in revenues mainly reflects the loss, in February of 2001, of DePuy AccroMed Inc. ("DePuy") as a marketing partner for two of the Company's products sold to the spinal market. The company's independent sales representative network has assumed responsibilities for the sale of those products to the spine market but has lost some DePuy customers in the process.

Cost of sales
Cost of sales, consisting of the expense of manufacturing the Company's bioimplant products, increased from $14,144,268 for the year ended December 31, 2000 to $15,870,114 for the year ended December 31, 2001. Cost of sales as a percentage of revenues was 31% for 2000, compared with 39% in 2001. The increase in costs as a percentage of revenues resulted primarily from a decrease in economies of scale due to lower production levels, higher costs associated with manufacturing related to increase in reimbursement of processing costs from tissue banks and due to the change in product mix in 2001 compared to 2000.

Marketing, general and administrative expenses
Marketing, general and administrative expenses of $30,174,661 for the year ended December 31, 2000 increased to $31,281,351 in 2001. The increase is primarily due to the change in rate of translation of the Company's U.S. operations from U.S. currency to Canadian currency, which were converted at higher average exchange rates in 2001 compared to 2000. In U.S. currency these amounts are substantially the same.

Research and development expenses
Research and development expenses increased from $2,744,708 for the year ended December 31, 2000 to $4,187,176 in 2001. The Company's efforts in 2001 included a higher level of development expenditures on new products scheduled to come to market in 2002 and 2003, including Accell™ DBM100 launched in the first half of 2002 in addition to other products planned for introduction later in 2002. The cost of research and development as a percentage of revenue was 6% in 2000, compared with 10% in 2001.

Interest income (expense)
The Company generated net interest income of $538,065 for the year ended December 31, 2000 compared to net interest income of $189,416 in 2001. The decrease in net interest income compared to the prior year is primarily due to the lower availability of funds for investment and lower yields.

Amortization
Amortization expenses decreased from $1,381,968 for the year ended December 31, 2000, to $1,089,598 for 2001. The decrease resulted from costs of previously capitalized intangible assets becoming fully amortized during 2000 and 2001.

Write-down of technology
Write-down of technology includes a write-down of technology of $1,076,178 for licensed patents that are not part of the Company's short-term development plans and $384,000 for non-commercialized product development costs.

Reserve for litigation verdict
On December 17, 2001, the jury found that GenSci and GenSci OrthoBiologics are liable for damages of U.S.$ 17,533,634 for infringement by DynaGraft® Gel and DynaGraft® Putty of two patents held by Osteotech. The damages include U.S.$ 12,423,248 for lost profits during 1997-1999 and royalties of U.S.$ 5,110,386 calculated at a royalty rate of 14% for the years 2000-2001. Payments of approximately U.S.$ 3,000,000 made by DePuy in a prior settlement with Osteotech, are expected to be deducted from the jury verdict reducing the potential judgment to U.S.$ 14,533,634. The Company has established a reserve in the amount of $23,098,189 (Canadian) representing the potential judgment of U.S.$14,533,634.

Loss from continuing operations
The loss from continuing operations for 2001 is $36,362,757 ($0.69 per share). The Company reported a loss from continuing operations of $2,080,114 ($0.04 per share) for the year 2000.

Loss from discontinued operations
The net loss from discontinued operations for 2001 was $596,928 in 2001 ($0.01 per share). For 2000, the net loss was $4,928,623 ($0.11 per share) for discontinued operations. Net loss from discontinued operations decreased due to the write-down of technology in the prior year. Discontinued operations relate to the sold subsidiary, Osteopharm Inc., which is focused on the diagnosis and prevention or treatment of osteoporosis. The loss in 2001 is comprised of an operating loss of $1,260,468 and a gain on disposal of $663,540. The Company recognized the gain on disposal of the discontinued operations to the extent of cash received from the disposal subsequent to the year end and has provided an allowance for $540,000 being the balance of the promissory note due in fiscal 2002 due to uncertainty relating to ultimate collection and will recognize this amount as income once received.

Net loss
The net loss for 2001 was $36,959,685 ($0.70 per share). For 2000, the net loss was $7,008,737 ($0.15 per share).

There was no change in the number of common shares outstanding in 2001.

Year Ended December 31, 2000 Compared With Year Ended December 31, 1999

Revenues
Revenues for the year ended December 31, 2000 of $45,827,426 increased from $30,571,305 for the year ended December 31, 1999. The 50% increase in revenues mainly reflected the continuing acceptance of the Company's products by surgeons in multiple bone regeneration markets. Approximately one-third of the Company's revenue increase was from continued growth in the U.S. spine market. More than half of the increase in revenues was from growth in the general orthopedic market (e.g., total joint reconstruction), which the Company entered in late 1999. The remaining increase was due to continued growth in the oral craniofacial (OCF) market.

Cost of sales
Cost of sales, consisting of the expense of manufacturing the Company's bioimplant products, increased from $10,412,007 for the year ended December 31, 1999 to $14,144,268 for the year ended December 31, 2000, to support the revenue growth. Cost of sales as a percentage of revenues was 31% for 2000, compared with 34% in 1999. The decrease in costs as a percentage of revenues resulted primarily from improved economies of scale and continued improvements in manufacturing efficiencies.

Marketing, general and administrative expenses
Marketing, general and administrative expenses of $30,174,661 for the year ended December 31, 2000 increased from $21,141,322 in 1999. The increase was primarily due to funding ongoing litigation and to commission expenses increasing as revenues increase, in addition to the cost of supporting the marketing infrastructure.

Research and development expenses
Research and development expenses stayed relatively level at $2,744,708 for the year ended December 31, 2000 compared to $2,419,433 in 1999. The Company shifted research efforts in 2000 away from the biopharmaceutical market and broadened its research activities within the biosurgical market. The cost of research and development as a percentage of revenue was 6% in 2000, compared with 8% in 1999. The decrease in expenses as a percentage of revenues resulted primarily from the rapid increase in revenue.

Interest income (expense)
The Company generated net interest income of $538,065 for the year ended December 31, 2000 compared to net interest income of $309,096 in 1999. The increase in net interest income compared to expenses was primarily due to interest earned on proceeds of special warrants, which were received in March and June 2000.

Amortization
Amortization expenses decreased to $1,381,968 for the year ended December 31, 2000, from $2,827,060 for 1999. The decrease resulted from costs of previously capitalized intangible assets becoming fully amortized during 1999.

Loss from continuing operations
The loss from continuing operations for 2000 was $2,080,114 ($0.04 per share). The Company reported a loss from continuing operations of $5,919,421 ($0.15 per share) for the year 1999.

Loss from discontinued operations
The net loss from discontinued operations for 2001 was $4,928,623 in 2001 ($0.11 per share). For 1999, the net loss was $11,745,125 ($0.30 per share) for discontinued operations. Discontinued operations relate to the sold subsidiary, Osteopharm Inc., which is focused on the diagnosis and prevention or treatment of osteoporosis. During 1999, the Company reduced the value of technology held by the discontinued operation by $10,000,000 to reflect the value based on sale negotiations at that time. Subsequent negotiations during 2000 required that the Company further reduce the carrying value of the technology and patents related to the peptide technology by $2,795,094 and $504,906, respectively.

Net loss
The net loss decreased in part due to a 50% increase in revenue for the year ended December 31, 2000 compared to 1999. In addition, increased manufacturing efficiencies and investments in capital equipment contributed to an improved gross margin of 69% in 2000 compared with 66% in 1999. The Company reported a loss of $7,008,737 ($0.15 per share) in 2000). In 1999 the Company reported a loss of $17,664,546 ($0.45 per share).

The number of common shares outstanding in 2000 increased as a result of the following: (a) 39,964 common shares were issued for the exercise of stock appreciation rights, (b) 10,344,828 common shares were issued upon the exercise of special warrants issued in February 2000 and (c)

52,803 common shares were issued upon the exercise of options. The weighted average number of shares outstanding for 2000 was 47,443,142 compared with 39,651,141 for 1999.

Liquidity and Capital Resources

The Company is reorganizing its affairs under the protection of Chapter 11 and will propose a plan of reorganization for itself and its subsidiary, which will be submitted to the Bankruptcy Court overseeing the Chapter 11 proceedings for confirmation after submission to a vote by affected parties. Although no absolute deadline for filing a plan has been established, the Company must either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002 or suffer the following consequences; if a plan is not submitted, GenSci must cease the manufacture, sale or distribution of the allegedly infringing products as discussed above by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed.

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings and circumstances relating to this event. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $15,945,600 as at December 31, 2001. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

At December 31, 2001, the Company had a cash balance of $1,094,387 and restricted cash of $79,368. This compares to a December 31, 2000 cash balance $9,907,625, restricted cash of $228,000 and short-term investments of $516,000. The Company had a working capital balance of $14,984,643 at December 31, 2000, compared with a working capital deficiency of ($18,780,559) at December 31, 2001, which includes liabilities subject to compromise of $31,543,310. Liabilities subject to compromise include $23,320,738 related to the patent litigation liability accrual.

In the Chapter 11 proceedings, substantially all unsecured liabilities of the Debtors as of the Petition Date are subject to compromise or other treatment under a plan of reorganization to be confirmed by the Bankruptcy Courts after submission to a required vote and approval by affected parties. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the Chapter 11 proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements. Generally, all actions to enforce or otherwise effect repayment of pre-Petition Date liabilities as well as all pending litigation against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. The Bar Date, which was the last date by which claims against the Company had to be filed in the U.S. Bankruptcy Court if the claimants wished to receive any distribution in the Chapter 11 proceedings, expired on May 13, 2002.

Differences between amounts shown by the Debtors and claims filed by creditors will be investigated and either amicably resolved, adjudicated before the Bankruptcy Courts, or resolved through other resolution processes. The ultimate amount of payment or settlement terms on any allowed claims is subject to a confirmed plan of reorganization and, accordingly, is not presently determinable.

Under the U.S. Bankruptcy Code, the Debtors may elect to assume or reject unexpired leases, employment contracts, service contracts and other pre-Petition Date executory contracts, subject to U.S. Bankruptcy Court approval including those described in note 11. Liabilities related to executory contracts assumed by the Debtors are recorded as liabilities not subject to compromise because they are entitled to administrative priority. If a contract or lease is rejected, liabilities there under are deemed to be pre-Petition Date, general unsecured claims and are subject to the payment terms in a confirmed Chapter 11 plan. Claims for damages resulting from the rejection, after May 13, 2002 of executory contracts will be subject to separate bar dates. The Debtors are reviewing all executory contracts for assumption or rejection.

Obligations classified as liabilities subject to compromise under the reorganization proceedings in total may vary significantly from the stated amount of proofs of claim that are filed with the Bankruptcy Courts, and may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims or other events. Additional claims may also arise from the rejection of executory contracts by the Debtors.

In connection with the Chapter 11 filing, the Company has taken actions to reduce cash used in operations by terminating 18 employees and by selling Osteopharm Inc.

Cash used in operating activities during 2001 was $8,638,447 and in 2000 was $5,509,211 both as a result of the litigation costs and investments in processing costs and inventory to support the activities of the independent representation organizations. Capital spending requirements were lower in 2001 at $313,083 compared to $1,167,943 in 2000 when the Company added a fully integrated ERP computer system to its California production facility.

Cash provided by financing activities during 2001 was $343,101 primarily from capital leases executed by the Company. Cash provided by financing activities during 2000 was $13,698,592 primarily due to the net proceeds from the issuance of $15,000,000 million in Special Warrants pursuant to an agency agreement dated February 25, 2000.

Net decrease in cash from continuing operations was $8,105,349 in 2001 as compared to a net increase in cash from continuing operations of $6,623,112 in 2000. Net decrease in cash from discontinued operations was $707,889 in 2001 as compared to $1,356,505 in 2000.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's consolidated financial statements is based on the selection and application of critical accounting policies, some of which require management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The Company believes that the following are some of the critical judgment areas in the application of its accounting policies that currently affect the Company's financial condition and results of operations.

The Company has a claim for allegedly infringing products and the jury found GenSci and GenSci OtrthoBiologics liable for damages as discussed above. The determination of the estimated liability involves significant judgment. In assessing the reserve for the litigation claim, management made its best estimate considering the jury findings and accrued for $23,320,738 in the consolidated financial statements. It is possible that adverse judgments in the immediate or near-term future could include an injunction preventing the saleof allegedly infringing products, which could adversely affect the Company's business and financial condition. Due to the uncertainties inherent in the litigation process, the ultimate outcome of these actions, or the likelihood of an injunction, is not determinable at this time.

The Company has intangible assets related to patents, technology and goodwill. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgments. In assessing the recoverability of these intangible assets, the Company uses an estimate of undiscounted operating income and related cash flow over the remaining useful life, market conditions and other factors to determine the recoverability of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded.

In fiscal 2002, the Company recorded a write-down of technology $1,470,578.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company is currently involved in research and development activities in the field of orthobiologics. Research and development spending was $4,187,176 in 2001, $2,744,708 in 2000, and $2,419,433 in 1999. The Company's efforts in 2001 included a higher level of development expenditures on new products scheduled to come to market in 2002 and 2003, including Accell™ DBM100 launched in the first half of 2002 in addition to other products planned for introduction later in 2002.

In 2001, GenSci sold its 100% interest in Osteopharm Inc., which was focused on developing an anabolic peptide technology for the diagnosis and prevention or treatment of osteoporosis. The Company has retained the rights to use the peptide technology solely as medical devices or treatments delivered locally in humans for tissue repair, limited to bone, cartilage, meniscus, ligaments or tendons and medical devices or treatments for coatings on prosthetics as part of invasive surgical procedures.

In 2001, the Company incurred a write-down on the capitalized technology value associated with certain patents licensed by the Company. Due to the Chapter 11 proceedings, the Company plans to focus its current resources on near-to-market opportunities. The Company does retain the rights to the technology and plans to continue to promote the development of the technology though associations with University researchers and other firms.

TREND INFORMATION

Selected Consolidated Quarterly Financial Information ($ 000's)

	Mar-00	Jun-00	Sep-00	Dec-00	Mar-01	Jun-01	Sep-01	Dec-01
Revenues	9,731	11,470	12,043	12,584	10,581	10,445	9,363	10,055
Loss on continuing operations	(898)	(690)	(446)	(47)	(1,855)	(1,068)	(3,006)	(30,434)
Loss on continuing operations per share	($0.02)	($0.01)	($0.01)	($0.00)	($0.04)	($0.02)	($0.06)	($0.58)
Net loss	(1,240)	(985)	(793)	(3,991)	(2,062)	(1,288)	(3,341)	(30,268)
Net loss per share	($0.03)	($0.02)	($0.02)	($0.08)	($0.04)	($0.02)	($0.06)	($0.58)

The Company believes that its cash, cash equivalents, and cash generated from operations may provide the cash requirements of operations for at least the next year. Since the Chapter 11 filing the Company has been operating at a positive cash flow position. There can be no assurance that the Company will be able to continue to generate positive cash flow in the future or that cash and cash equivalents currently available to the Company will be adequate to fund continuing operations for the current year.

It is possible that adverse legal judgments in the immediate or near-term future could include an injunction preventing the sale of allegedly infringing products, which could adversely affect the Company's business and financial condition. Due to the uncertainties inherent in the litigation process, the ultimate outcome of these actions, or the likelihood of an injunction, is not determinable at this time.

The Company has historically generated negative cash flow from operations and has financed its cash requirements primarily from share issuances. It may be necessary for the Company to raise additional funds in the future for the continuing development of its technologies. There can be no assurance that such funds will be available to the Company or that they will be available on satisfactory terms.

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include the future performance of various marketing channels, research programs, financing activities and legal actions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described below.

Risks and Risk Management

An investment in securities of the Company involves a high degree of risk. See "Risk Factors" below. In particular, purchasers should consider the following risks: the Company is operating under the protection of Chapter 11 of the U.S. Bankruptcy Code and there is substantial doubt about the Company's ability to continue as a going concern;the Company is currently involved in patent litigation with a competitor and has an adverse jury verdict pending against the Company; the Company has experienced significant operating losses and expects that its operating losses may continue; the capital requirements associated with the development and commercialization of the Company's products have been and will continue to be significant; there can be no assurance that any patent applications will be granted or that any current or future patent will be broad enough to protect the Company from competitors with similar technologies;the Company has generated limited revenues primarily from the commercialization of two of its product lines; the development, manufacture and distribution of the Company's products are subject to regulation by governmental authorities; the Company is dependent upon others for the supply of tissue; the Company had been dependent on another firm to represent one of its product lines in the spinal market; the Company has switched representation networks for this product line in early 2001; the markets in which the Company operates are highly competitive and continue to undergo rapid and significant technological change; product liability claims may be asserted against the Company; the Company's financial results are subject to fluctuations in exchange rates between Canadian and U.S. dollars; potential conflicts of interest may arise as a result of certain directors and officers of the Company being directors and officers of other publicly-listed companies; the loss of one or more of the Company's key officers or scientists could have a material adverse effect on the Company; the Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future; and the market price of the common shares of the Company may be affected significantly by fluctuations in the Company's operating results, among other factors.

RISK FACTORS

An investment in common shares of the Company should be considered speculative due to the nature and stage of development of the Company's business as well as the Company's status as operating its business under the protection of Chapter 11 of the U.S. Bankruptcy Code. In evaluating the securities, prospective investors should consider the following factors.

Going Concern

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings and circumstances relating to this event. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $15,945,600 as at December 31, 2001. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

The Company's ability to continue as a going concern is dependent upon continued protection by the Bankruptcy Court, upon achieving and maintaining profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

Legal Proceedings
On December 17, 2001, the jury found that GenSci and GenSci OrthoBiologics are liable for damages of U.S.$ 17,533,634 for infringement by DynaGraft® Gel and DynaGraft® Putty of two patents held by Osteotech. The damages include U.S.$ 12,423,248 for lost profits during 1997-1999 and royalties of U.S.$ 5,110,386 calculated at a royalty rate of 14% for the years 2000 and 2001. Payments of approximately U.S.$3,000,000 made by DePuy AccroMed Inc. in a prior settlement with Osteotech, are expected to be deducted from the jury verdict reducing the potential judgment to U.S.$14,533,634.

It is possible that adverse judgments in the immediate or near-term future could include an injunction, preventing the sale of allegedly infringing products. Due to the uncertainties inherent in the litigation process, the ultimate outcome of these actions, or the likelihood of an injunction, is not determinable at this time. An adverse decision in such proceedings could restrict GenSci OrthoBiologics' ability to manufacture and distribute certain products and/or impose upon GenSci OrthoBiologics certain royalty obligations, both of which could adversely affect the Company's business and financial condition.

Capital Requirements
Capital requirements associated with the development, commercialization, litigation defense and working capital to support the Company's products has been, and will continue to be, significant. While the Company has earned revenue to date, cash generated from operating activities may not be sufficient to cover its requirements. The Company may also require additional funds to acquire products or technologies that complement its existing portfolio. There is no assurance that the Company will be able to secure additional financing in the future or that such financing will be available on satisfactory terms. If adequate funds are not available, the future operations of the Company may be restricted.

Continuing Operating Losses
From inception, the Company has experienced losses, indicated by an accumulated deficit at December 31, 2001 of approximately $98 million. The Company expects that its operating losses may continue as it expands its product portfolio, continues its research and development activities, and deals with pending litigation. Future operating results depend on a number of factors, including the demand for its products, the level of competition, regulatory approval of the Company's products and the ability of the Company to control its costs. Although the Company has had some success in the initial market introduction of its product lines there is no assurance that the Company will achieve a profitable level of operations, which could leave the Company dependent on external sources of funding.

Reliance on Patents
Patent protection and proprietary technology are significant factors in the success of the Company's business. The Company relies on certain patents and pending patent applications relating to various aspects of its products and technology. There can be no assurance that any patent will be upheld, that future patent applications will be granted, or that any current or future patent will be broad enough to protect the Company from competitors with similar technologies. In addition, there can be no assurance that non-disclosure agreements will not be breached permitting others access to trade secrets. There can also be no assurance that others will not develop similar technologies or that the Company's technologies will not infringe on patents or rights owned by others. As a result the Company may not be able to produce sufficient revenue to achieve profitability.

Early Stage of Development
The Company has generated initial revenues from the commercialization of some of its product lines. Other products have not been fully developed and tested, and there can be no assurance that any of its subsequent products will perform in accordance with the Company's expectations or that necessary regulatory approvals will be obtained in a timely manner. There can be no assurance of timely market introduction of products for which the Company has invested significant amounts of capital.

Government Regulation
The development, manufacture, and distribution of certain of the Company's products may be subject to regulation by the United States Food and Drug Administration ("FDA") and other government authorities in Canada, the United States, and other countries. The process of obtaining regulatory approval can take many years and requires substantial resources. There can be no assurance that any approvals necessary to develop, manufacture and market the Company's products will be obtained on a timely basis, if at all. In addition, delays or rejections may be encountered based on changes in regulatory policy during the period of product development; and laws or regulations, which may be adopted in the future, may have a material adverse effect on the Company. There can be no assurance that the Company's products will receive regulatory approvals. The regulatory process may delay the marketing of new products or it may prevent the introduction of future products altogether, which could cause revenues to decline.

Source of Supply
The Company relies on tissue banks accredited by the American Association of Tissue Banks for the supply of tissue, a crucial component of its bioimplant products. The Company has no control over the operation of the tissue banks or competition for their services. There can be no assurance that the tissue banks will be able to fulfill the Company's requirements, or that the Company will be able to successfully negotiate with other accredited tissue facilities on satisfactory terms. There can be no assurance that the Company will be able to maintain a supply of tissue or maintain a supply at reasonable terms, which could limit the ability of the Company to generate revenue.

Dependence and Changes in Third Party Representation
In November 1999, DePuy AccroMed reached a settlement with Osteotech and as part of this settlement DePuy AccroMed agreed that it would not continue to represent two of the Company's products after February 3, 2001. DePuy AccroMed has fulfilled its responsibilities under the contract and has represented the Company's DynaGraft products through February 3, 2001. The Company has developed its own independent representation network in the spinal market to continue to represent the DynaGraft product line commencing on February 4, 2001. There can be no assurance that these representation networks will continue to be successful, which could limit the revenue generation ability of the Company.

Technological Change and Obsolescence
The markets in which the Company competes continue to undergo rapid and significant technological change and innovation. The Company is aware of efforts of other parties to develop alternative methods for bone regeneration, as well as to develop potentially superior natural or synthetic substitutes. There can be no assurance that development of these or other products and technologies will not render the Company's products and technologies obsolete or uncompetitive. As a result the Company may not be able to produce sufficient revenue to achieve profitability.

Product Liability
The testing, marketing, and distribution of the Company's products entail an inherent risk that liability claims may be asserted against the Company, including claims resulting from the use of diseased tissue. The tissue banks which supply tissue to the Company are subject to stringent regulations, however, the Company cannot ensure that supplied tissue will be free of disease. The Company is insured against such liability claims. However, the amount of coverage may prove to be insufficient should claims arise, and there is no assurance that continuing insurance will be available at acceptable premium rates.

Competition
The medical, dental, and orthopedic industries are highly competitive and comprise numerous large and well-financed companies and institutions. These include large pharmaceutical, biotechnology, and consumer goods companies as well as universities and research institutions that are constantly developing and acquiring the rights to new products. Many of these entities are larger than the Company and have greater financial resources to invest in research and development, distribution, and marketing programs. There can be no assurance that one or more of the Company's competitors will not develop products that are more effective or better accepted

than those that the Company has or will develop, which could cause the Company to lose market share and be unable to maintain revenue levels.

Foreign Exchange

A majority of the Company's revenue and operating expenses is denominated in U.S. dollars. The Company's financial statements are reported in Canadian currency and are subject to fluctuations in exchange rates between the Canadian and the U.S. dollar.

Potential Conflicts of Interest

Certain directors and officers of the Company are directors and officers of other privately held and publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties with the Company.

Dependence on Key Personnel

The Company is heavily dependent upon the expertise of certain of its key officers and scientists, and the loss of one or more of these individuals could have a material adverse effect on the Company. Furthermore, it is anticipated that the Company's continued expansion in areas and activities requiring additional expertise, such as clinical trials, regulatory approvals and marketing, will require additional management and scientific personnel. The Company's ability to recruit and retain highly qualified management and scientific personnel is critical to its success. There can be no assurance that the Company will be successful in attracting and retaining skilled and experienced management and scientific personnel.

Absence of Dividends

The Company has no fixed dividend policy and has not paid dividends since its incorporation. The payment of dividends in the future will depend, among other things, upon the Company's earnings, capital requirements, and operating and financial condition. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

Volatility of Common Share Price and Volume

Shareholders of the Company may be unable to sell significant numbers of common shares of the Company on the TSX without a significant reduction in the price of the shares, if at all. Furthermore, there can be no assurance that the Company will continue to be able to meet the listing requirements of the TSX or achieve listing on any other public trading exchange. The market price of the common shares of the Company may be affected significantly by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, action by the FDA or other governmental agencies against the Company or the industry in general, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or others, the interest of investors, traders and others in public companies such as the Company and general market conditions. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization companies, have experienced fluctuations which have not necessarily been related to the operating performances, underlying asset values or prospects of such companies.

AUDITORS' REPORT

To the Shareholders of
GenSci Regeneration Sciences Inc.

We have audited the consolidated balance sheets of **GenSci Regeneration Sciences Inc.** as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles. As required by the Companies Act (British Columbia) we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in the method of determining loss per share as explained in note 3 to the consolidated financial statements, on a basis consistent with that of the preceding year.

Toronto, Canada,
May 30, 2002.

Ernst & Young LLP
Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph [following the opinion paragraph] when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated May 30, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Toronto, Canada,
May 30, 2002.

Ernst & Young LLP
Chartered Accountants

GenSci Regeneration Sciences Inc.
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

[in Canadian dollars]
[See note 2 – Bankruptcy proceedings and going concern]

As at December 31

	2001 $	2000 $
ASSETS		
Current		
Cash and cash equivalents *[note 4]*	**1,094,387**	9,907,625
Short-term investments *[note 4]*	**—**	516,000
Restricted cash *[note 11[a]]*	**79,368**	228,000
Accounts receivable, net of provision of $497,962 [2000 - $637,600]	**4,901,497**	7,269,278
Other receivable *[note 9]*	**900,000**	—
Processing costs and inventory, net of provision of $1,775,972 [2000 - $999,174]	**7,331,868**	8,188,273
Prepaid expenses and deposits	**345,582**	384,456
Discontinued operations *[note 9]*	**—**	158,146
Total current assets	**14,652,702**	26,651,778
Capital assets, net *[note 5]*	**1,535,065**	1,716,048
Other assets, net *[note 6]*	**1,427,714**	3,244,143
Discontinued operations *[note 9]*	**—**	819,958
	17,615,481	32,431,927
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Liabilities not subject to compromise		
Current		
Accounts payable and accrued liabilities	**1,671,561**	11,653,537
Current portion of obligations under capital leases *[note 11 [b]]*	**218,390**	—
Discontinued operations *[note 9]*	**—**	13,598
Total current liabilities	**1,889,951**	11,667,135
Obligations under capital leases *[note 11 [b]]*	**127,820**	—
	2,017,771	11,667,135
Liabilities subject to compromise *[note 7]*	**31,543,310**	—
Total liabilities	**33,561,081**	11,667,135
Commitments and contingencies [notes 11 and 13]		
Shareholders' equity (deficiency)		
Capital stock *[note 8]*		
Authorized		
100,000,000 common shares		
100,000,000 preferred shares		
Issued		
52,574,459 common shares [2000 – 52,574,459]	**80,846,320**	80,846,320
Deficit	**(97,630,903)**	(60,671,218)
Cumulative translation account	**838,983**	589,690
Total shareholders' equity (deficiency)	**(15,945,600)**	20,764,792
	17,615,481	32,431,927

See accompanying notes

On behalf of the Board: Signed by Robert Béchard, Director, Chairman of the Audit Committee

Signed by James S. Trotman, MD, Chairman of the Board

GenSci Regeneration Sciences Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

[in Canadian dollars]

	Years ended December 31,		
	2001	2000	1999
	$	$	$
REVENUES	**40,444,833**	45,827,426	30,571,305
OPERATING EXPENSES			
Cost of sales	**15,870,114**	14,144,268	10,412,007
Marketing, general and administrative	**31,281,351**	30,174,661	21,141,322
Research and development	**4,187,176**	2,744,708	2,419,433
	51,338,641	47,063,637	33,972,762
Loss before the following	**(10,893,808)**	(1,236,211)	(3,401,457)
Interest income	**205,909**	538,065	439,530
Interest expense	**(16,493)**	—	(130,434)
Amortization	**(1,089,598)**	(1,381,968)	(2,827,060)
Write-down of technology *[note 6]*	**(1,470,578)**	—	—
Reserve for litigation verdict *[note 13]*	**(23,098,189)**	—	—
Loss from continuing operations	**(36,362,757)**	(2,080,114)	(5,919,421)
Loss from discontinued operations *[note 9]*	**(596,928)**	(4,928,623)	(11,745,125)
Net loss for the year	**(36,959,685)**	(7,008,737)	(17,664,546)
Deficit, beginning of year	**(60,671,218)**	(53,662,481)	(35,997,935)
Deficit, end of year	**(97,630,903)**	(60,671,218)	(53,662,481)
Basic and diluted loss per share			
From continuing operations	**(0.69)**	(0.04)	(0.15)
From discontinued operations	**(0.01)**	(0.11)	(0.30)
Net loss per share	**(0.70)**	(0.15)	(0.45)
Weighted average number of shares outstanding	**52,574,459**	47,443,142	39,651,141

See accompanying notes

GenSci Regeneration Sciences Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[in Canadian dollars]

	Years ended December 31,		
	2001	2000	1999
	$	$	$
OPERATING ACTIVITIES			
Loss from continuing operations	**(36,362,757)**	(2,080,114)	(5,919,421)
Add (deduct) items not involving cash			
Amortization	**1,089,598**	1,381,968	2,827,060
Write-down of technology and patents	**1,470,578**	—	—
Other	**17,047**	(1,309)	43,364
Accrued litigation claim	**23,098,189**	—	—
	(10,687,345)	(699,455)	(3,048,997)
Net change in non-cash working capital related to continuing operations *[note 15]*	**2,048,898**	(4,809,756)	(817,241)
Cash used in operating activities	**(8,638,447)**	(5,509,211)	(3,866,238)
INVESTING ACTIVITIES			
Sale (purchase) of short-term investments	**516,000**	(16,000)	(500,000)
Acquisition of subsidiary	—	—	84,879
Increase in note receivable	—	—	(335,000)
Purchase of capital assets	**(313,083)**	(1,167,943)	(666,876)
Acquisition of technology	—	(384,000)	(200,000)
Cash provided by (used in) investing activities	**202,917**	(1,567,943)	(1,616,997)
FINANCING ACTIVITIES			
Issuance of common shares, net	—	13,970,523	20,438
Proceeds from capital lease financing	**373,267**	—	—
Repayment of capital lease debt	**(30,166)**	—	—
Proceeds from line of credit	**1,448,845**	—	—
Repayment of line of credit	**(1,448,845)**	—	(1,260,000)
Repayment of long-term debt	—	—	(162,963)
Release of Special warrants from escrow	—	—	13,063,444
Costs of financing	—	(271,931)	(172,101)
Cash provided by financing activities	**343,101**	13,698,592	11,488,818
Foreign exchange gain (loss) on cash held in foreign currency	**(12,920)**	1,674	(11,011)
Net increase (decrease) in cash from			
Continuing operations	**(8,105,349)**	6,623,112	(5,994,572)
Discontinued operations *[note 9]*	**(707,889)**	(1,356,505)	(1,675,300)
Net increase (decrease) in cash and cash equivalents during the year	**(8,813,238)**	5,266,607	4,319,272
Cash and cash equivalents, beginning of year	**9,907,625**	4,641,018	321,746
Cash and cash equivalents, end of year	**1,094,387**	9,907,625	4,641,018

See accompanying notes

1. NATURE OF BUSINESS

GenSci Regeneration Sciences Inc. ["GenSci" or collectively with one or more of its subsidiaries, the "Company"] is a public company whose shares are listed for trading on The Toronto Stock Exchange and trade over the counter in the United States.

The Company is involved in biotechnology to provide therapeutic applications for the repair and regeneration of damaged or degenerative bone and soft tissue. The Company applies an integrated approach to product research, development and commercialization by leveraging internal resources with licensing agreements and strategic alliances. The Company is focused on the development of products to be used by surgeons during surgical procedures where bone and tissue repair or regeneration is needed.

2. BANKRUPTCY PROCEEDINGS AND GOING CONCERN

On December 20, 2001 [the "Petition Date"], GenSci and its U.S. subsidiary, GenSci OrthoBiologics, Inc. ["GenSci OrthoBiologics"], voluntarily filed petitions for protection under Chapter 11 of the U.S. Bankruptcy Code ["Chapter 11"] in the U.S. Bankruptcy Court Central District of California, Santa Ana Division [the "Bankruptcy Court"]. Both GenSci companies elected to take this action as a result of the verdicts in the patent litigation proceedings as described in note 13.

The Company under bankruptcy protection [the "Debtors"] is presently operating its businesses as debtors-in-possession. The bankruptcy proceedings of the Debtors are being jointly administered for procedural purposes, but are not substantively consolidated.

In connection with the Chapter 11 filing, the Company has taken actions to reduce cash used in operations by terminating 18 employees and by selling Osteopharm Inc. During the reorganization process of Chapter 11, the Company plans to appeal the results of the patent infringement verdict while maintaining normal business operations and bringing new technologies to market.

The Company is reorganizing its affairs under the protection of Chapter 11 and will propose a plan of reorganization for itself and its subsidiary, which will be submitted to the Bankruptcy Court overseeing the Chapter 11 proceedings for confirmation after submission to vote by affected parties. Although no absolute deadline has been set for the filing of the plan, the Company must either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002 or suffer the following consequences; if a plan is not submitted, GenSci must cease the manufacture, sale or distribution of the allegedly infringing products as described in note 13 by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed.

These-consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings and circumstances relating to this event. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $15,945,600 as at December 31, 2001. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

The Company's ability to continue as a going concern is dependent upon continued protection by the bankruptcy court, upon achieving and maintaining profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

3. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"] and are stated in Canadian dollars. These principles are also in conformity in all material respects with United States generally accepted accounting principles ["U.S. GAAP"] except as described in note 17 to the consolidated financial statements. The most significant accounting policies are as follows:

Principles of consolidation

These consolidated financial statements include the accounts of GenSci and its wholly-owned subsidiaries, GenSci Orthobiologics, a U.S. company, and Osteopharm Inc., a Canadian company, until disposed on December 2001, and GenSci OCF Inc. ["GenSci OCF"], which is 60% [2000 – 55%] owned by the Company.

All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of all bank accounts and highly liquid investments with original maturities of less than ninety days at the time of purchase.

Processing costs and inventory

Processing costs relate to the processing of human tissue. Inventory consists of packaging supplies. Processing costs and inventory are recorded at the lower of average cost and estimated net realizable value.

Investment tax credits

Investment tax credits are recorded when it has been determined that there is reasonable assurance that they will be realized, and applied to reduce the related expenditures for capital assets and research and development expenses.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided on the straight-line basis over the following periods:

Laboratory equipment	3 to 5 years
Leasehold improvements	over the term of the lease
Computer equipment	3 years
Office equipment	3 years

Assets under construction are not amortized until put into use.

Other assets

Intangible assets related to patents, technology and goodwill are recorded at cost less accumulated amortization.
The cost of patents is amortized on a straight-line basis over a period of between fifteen to seventeen years.

Technology represents consideration paid for purchased technology pursuant to acquisitions and acquisitions of licenses to use technology. Such costs are amortized to operations on a straight-line basis over a period of between three and fifteen years.

Goodwill represents the excess of the consideration paid over the fair value of the net assets acquired at the dates of acquisition of GenSci's subsidiaries. Goodwill is amortized on a straight-line basis over seven years.

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining useful life of intangible assets may warrant revision or that the remaining balance may not be recoverable. The Company uses an estimate of undiscounted operating income and related cash flow over their remaining useful life to determine whether they are recoverable. If management's assessment or other facts and circumstances pertaining to the recoverability of intangible assets were to change, the Company would adjust thecarrying values as appropriate and charge such costs to operations.

Due to the long-term nature of estimates inherent in determining future cash flows, it is possible the amounts or the estimated remaining useful life of such assets could be reduced in the future.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a project meets generally accepted accounting criteria for deferral and amortization. Deferred development costs include direct materials, labour and overhead expenses. Deferred development costs are amortized on a straight-line basis over five years.

Revenue recognition

The Company derives revenue from the sale of products used in surgery. Revenue from product sales is recognized when title to the products has passed and there has been a transfer of significant risks and rewards of ownership, which is generally at the time products are delivered to the Company's customers.

Foreign currency translation

GenSci's U.S. subsidiary is considered a self-sustaining foreign operation and its accounts are translated using the current rate method. Under this method, the assets and liabilities are translated at the rates of exchange in effect at the consolidated balance sheet dates. Revenue and expenses are translated at the average exchange rate during the year. Unrealized gains and losses arising on translation are charged to the cumulative translation account, a separate component of shareholders' equity.

The Company's monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rates of exchange in effect at the consolidated balance sheet dates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. Exchange gains or losses resulting from translation are included in net loss for the year.

Income taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Stock-based compensation

The Company has stock-based compensation plans, which are described in note 8. No compensation expense is recognized for these plans when stock options and stock appreciation rights are issued to employees and directors. Any consideration paid by employees or directors on exercise of stock options is credited to capital stock.

Loss per share

Effective January 1, 2001, the Company has retroactively adopted the new recommendations for determining loss per common share issued by The Canadian Institute of Chartered Accountants. Accordingly, basic loss per share has been determined by dividing net loss [the numerator] by the weighted average number of common shares outstanding [the denominator] during the year. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method. The computation of diluted loss per share does not include stock options and warrants with dilutive potential that would have an anti-dilutive effect on loss per share. The inclusion of the Company's stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share. There was no impact on the consolidated financial statements as a result of the adoption of these new recommendations.

4. CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND LINE OF CREDIT

Cash and cash equivalents include $917,807 [2000 - $3,765,775] denominated in U.S. dollars.

In 2000, cash and cash equivalents included $2,782,432 deposited in a money market account bearing interest at 1.87% and $5,860,550 invested in a Bankers Acceptance. The Bankers Acceptance earned interest at 5.56% and matured on January 16, 2001.

In 2000, short-term investments comprised of $516,000 invested in an Ontario Savings Bond. This bond earned interest at 5.75% and was sold in August 2001.

During 1998, GenSci Orthobiologics arranged a line of credit in the form of an accounts receivable factoring facility permitting the subsidiary to transfer its accounts receivable to its bank within specified limits, with a maximum amount available of U.S. $1.5 million. The line was secured by a general security agreement and a floating charge on certain assets of the Company. The interest rate associated with this line was 18% per annum. During 2001, the Company utilized the line of credit however, prior to the filing for Chapter 11, the line of credit was closed and paid off in full [2000 - none of this credit facility was being utilized].

5. CAPITAL ASSETS

Capital assets consist of the following:

	2001 $	2000 $
Cost		
Laboratory equipment	**1,301,566**	760,201
Leasehold improvements	**357,633**	374,836
Computer equipment	**945,291**	1,029,258
Office equipment	**228,731**	319,551
Assets under construction	**29,204**	330,173
	2,862,425	2,814,019
Accumulated amortization		
Laboratory equipment	**539,159**	409,957
Leasehold improvements	**189,581**	174,003
Computer equipment	**465,424**	347,032
Office equipment	**133,196**	166,979
	1,327,360	1,097,971
Net book value	**1,535,065**	1,716,048

The Company has pledged $586,823 of capital assets as collateral under the terms of capital leases, with a cost of $637,790 and related accumulated amortization of $50,967.

6. OTHER ASSETS

Other assets consist of the following:

	2001 $	2000 $
Patent costs, net of accumulated amortization of $1,223,507 [2000 - $1,100,215]	**536,308**	638,791
Technology costs, net of accumulated amortization of $4,583,035 [2000 - $4,626,265] and accumulated write-down of $1,470,578 [2000 - nil]	**421,578**	1,841,171
Deferred development costs, net of accumulated amortization of $1,966,294 [2000 - $1,670,683]	**—**	213,271
Goodwill, net of accumulated amortization of $1,943,617 [2000 - $1,862,535]	**469,828**	550,910
	1,427,714	3,244,143

[a] On July 2, 1998, the Company amended the terms of a royalty agreement in respect of certain of the Company's products. In return for amending the royalty rate on sales of certain of the Company's products from 5% to 2.5%, retroactive to January 1, 1998, the Company agreed to issue 250,000 common shares. The Company recorded as technology an amount of $572,500 in respect of the 250,000 common shares determined using the trading price of the Company's common shares at the time of the agreement. These common shares were issued in 1999. In addition, the Company granted 250,000 common share purchase warrants exercisable into 250,000 common shares with an exercise price of $1.89 per share until December 9, 2003, and granted 250,000 common share options on December 9, 1999, which are exercisable for a period of five years at an exercise price of $1.00 per share, the market value of the Company's common shares at that date.

[b] On July 9, 1998, the Company was granted an option, which it exercised on March 15, 1999, to acquire an exclusive license for certain patents and patent applications from McGill University ["McGill"]. The consideration for the option was a payment of $200,000 and the issuance of 500,000 common shares of the Company. The payment was made and the shares were issued during 1999. The Company and McGill intend to enter into a license agreement granting the Company the exclusive right to make, use and sell products or applications using the technology. The terms of the license agreement are expected to include the payment of a royalty on revenue generated by the licensed patents and the issuance of up to an additional 1,000,000 common shares of the Company, 500,000 upon each of the submission of an application for, and the receipt of, FDA approval for a product or application. In 1999, the Company recorded as technology an amount of $1,390,000 in respect of the 500,000 common shares, determined using the trading price of the Company's common shares at the time of the agreement and $200,000 representing the cash obligation. During 2001, the Company has determined that the unamortized balance of the McGill capitalized technology of $1,076,178 had suffered an impairment in value due to the Chapter 11 proceedings and the Company plans to focus its current resources on near-to-market opportunities. Accordingly, the unamortized balance of $1,076,178 was written off during the year.

[c] During 2000, the Company capitalized $384,000 in technology costs paid to a third party to develop a new medical product. During 2001, the Company had not commercialized the medical product and, therefore, fully expensed the costs during the year.

7. LIABILITIES SUBJECT TO COMPROMISE

In the Chapter 11 proceedings, substantially all unsecured liabilities of the Debtors as of the Petition Date are subject to compromise or other treatment under a plan of reorganization to be confirmed by the Bankruptcy Courts after submission to a required vote and approval by affected parties. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the Chapter 11 proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements. Generally, all actions to enforce or otherwise effect repayment of pre-Petition Date liabilities as well as all pending litigation against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. The Bar Date, which was the last date by which claims against the Company had to be filed in the U.S. Bankruptcy Court if the claimants wished to receive any distribution in the Chapter 11 proceedings, expired on May 13, 2002.

Differences between amounts shown by the Debtors and claims filed by creditors will be investigated and either amicably resolved, adjudicated before the Bankruptcy Courts, or resolved through other resolution processes. The ultimate amount of payment or settlement terms on any allowed claims is subject to a confirmed plan of reorganization and, accordingly, is not presently determinable.

Under the U.S. Bankruptcy Code, the Debtors may elect to assume or reject unexpired leases, employment contracts, service contracts and other pre-Petition Date executory contracts, subject to U.S. Bankruptcy Court approval including those described in note 11. Liabilities related to executory contracts assumed by the Debtors are recorded as liabilities not subject to compromise because they are entitled to administrative priority. If a contract or lease is rejected, liabilities thereunder are deemed to be pre-Petition Date, general unsecured claims and are subject to the payment terms in a confirmed Chapter 11 plan. Claims for damages resulting from the rejection, after May 13, 2002 of executory contracts will be subject to separate bar dates. The Debtors are reviewing all executory contracts for assumption or rejection.

Obligations classified as liabilities subject to compromise under the reorganization proceedings in total may vary significantly from the stated amount of proofs of claim that are filed with the Bankruptcy Courts, and may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims or other events. Additional claims may also arise from the rejection of executory contracts by the Debtors.

Litigation claims against GenSci and GenSci OrthoBiologics as of December 20, 2001 and any additional liabilities related thereto will be subject to compromise.

The principal categories of obligations classified as liabilities subject to compromise under the reorganization proceeding are as follows:

	2001 $	2000 $
Accounts payable and accrued liabilities	**8,222,572**	—
Accrued litigation claim *[note 13]*	**23,320,738**	—
	31,543,310	—

As a result of the Chapter 11 filing, no payments will be made on most pre-Petition Date debt obligations without Bankruptcy Court approval or until a plan of reorganization providing for the repayment terms has been submitted to any required vote and approval of affected parties, has been confirmed by the Bankruptcy Courts and has become effective.

Liabilities subject to compromise exclude liabilities not subject to compromise in the amount of $1,671,561, which consists of liabilities incurred between the period of filing the petition and December 31, 2001, pre-petition accrued salaries which were paid pursuant to Bankruptcy Court order and accounts payable and accrued liabilities of GenSci OCF, a subsidiary not operating under Chapter 11 protection, in the amount of $1,003,166, $550,768 and $117,627, respectively.

8. CAPITAL STOCK

[a] Authorized

100,000,000 common shares without par value.
100,000,000 preferred shares.

The preferred shares are non-voting, issuable in series, having such specific dividend, redemption and other rights as may be determined by the Board of Directors at the time of the creation of the series. The preferred shares shall have priority over the holders of the common shares with respect to the payment of dividends and distribution of assets on the dissolution, liquidation or wind-up of the Company. Subject to special rights and restrictions attached to a particular series, the preferred shares are redeemable and retractable and may be purchased for cancellation by the Company.

[b] Issued and outstanding – common shares

	#	$
Balance, December 31, 1998	29,834,359	48,389,506
Pursuant to exercise of Special warrants, net *[note 8[c]]*	9,433,332	12,832,265
Pursuant to conversion of debentures	2,107,506	4,143,019
Pursuant to acquisition of technologies *[note 6]*	750,000	1,762,500
For cash		
Pursuant to exercise of stock options	11,667	20,438
Balance, December 31, 1999	42,136,864	67,147,728
Pursuant to stock appreciation rights	39,964	—
Pursuant to exercise of Special warrants, net *[note 8[c]]*	10,344,828	13,603,069
For cash		
Pursuant to exercise of stock options	52,803	95,523
Balance, December 31, 2000 and 2001	**52,574,459**	**80,846,320**

During 1998, the Company issued $4,000,000 of 12% convertible debentures to mature in 2003 pursuant to a private placement. On March 16, 1999, the Company's common shares were listed for trading on The Toronto Stock Exchange. In accordance with the terms of the convertible debentures, $4,000,000 of debentures were converted to 2,000,000 common shares and accrued interest was settled through the issuance of 107,506 common shares. Under the terms of these debentures, the holders of the debentures were issued 1,400,000 non-transferable warrants as amended to purchase common shares of the Company for a period of three years at a price of $2.61 per share for the first two years and $2.87 per share for the third year. No share purchase warrants were exercised prior to their expiration in 2001.

During 1999, the Company issued 750,000 common shares from treasury as a result of two agreements finalized during the year *[note 6]*. The shares had a fair value of $1,762,500.

[c] Special warrants

Pursuant to an Agency Agreement dated November 12, 1998, the Company completed a private placement of 9,433,332 Special warrants at $1.50 each, for gross proceeds of $14,149,998. Each Special warrant was exercisable at no additional cost into one common share and one common share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $3.00 per share until November 12, 1999. The agents were granted 943,333 agents warrants, which expired on November 12, 1999.

On March 3, 1999, having satisfied the conditions on which the net proceeds of the Special warrants would be released from escrow, the net proceeds of $13,063,444 plus accrued interest were released to the Company. The difference between the net proceeds of $13,004,366, which were released to the Company, and the $12,832,265 recorded as Special warrants represents additional expenses of the offering. On March 12, 1999, the 9,433,332 Special warrants were exchanged for 9,433,332 common shares and 9,433,332 common share purchase warrants of the Company. No common share purchase warrants were exercised prior to their expiration.

Pursuant to an Agency Agreement dated February 25, 2000, the Company completed a private placement of 10,344,828 Special warrants at $1.45 each, for gross proceeds of $15,000,000. Each Special warrant was exercisable at no additional cost into one common share. The agents were granted 517,241 agents' warrants to purchase one common share at a price of $1.60 per common share and expired, unexercised, on February 26, 2001.

On March 1, 2000, the Company received $2,625,000 representing 25% of the gross proceeds, net of agents' fees of $1,050,000 and agent's legal costs of $75,000. On June 29, 2000, having satisfied the conditions on which the net proceeds of the Special warrants would be released from escrow, the proceeds of $11,250,000 plus accrued interest were released to the Company. The difference between the total net proceeds of $13,875,000, which were released to the Company, and the $13,603,069 recorded as Special warrants represents additional expenses of the offering. On June 29, 2000, the 10,344,828 Special warrants were exchanged for 10,344,828 common shares of the Company.

[d] Stock options

[i] On May 9, 1997, the shareholders approved a stock option plan [the "1997 Plan"] for employees, directors and consultants. Under the 1997 Plan, as amended, the Company may grant options for up to 4,100,000 common shares. During 2000, the shareholders approved an additional 1,200,000 common shares to be reserved for issuance, bringing the total to 5,300,000 common shares. The exercise price is determined by the Board of Directors, with such price not to be lower than the market price on the date of grant. An option's maximum term under the 1997 Plan is 10 years. Vesting of options is determined by the Board of Directors, and to date is one third at the time of grant, and one third at each of the first and second anniversary of the grant date. The 1997 Plan provides for the grant of stock appreciation rights, which allow the holder to receive, in stock, the difference between the exercise price and the fair value of the stock at the date of exercise. The stock appreciation right is not separate from the underlying stock option originally granted and is only an alternate method of exercising the stock option.

As at December 31, 2001, 397,632 options remain available for grant under the 1997 Plan.

[ii] A summary of the status of the 1997 Plan as at December 31, 2001 and the changes during the years ending on those dates is presented below:

	Number outstanding \#	Weighted average exercise price per share $
Options outstanding, December 31, 1998	2,752,666	1.79
Granted	1,391,000	1.69
Exercised	(11,667)	1.75
Expired	(36,333)	1.75
Options outstanding, December 31, 1999	4,095,666	1.76
Granted	1,017,500	1.12
Exercised	(76,033)	1.82
Expired	(150,633)	1.92
Options outstanding, December 31, 2000	4,886,500	1.62
Granted	710,000	0.44
Expired	(920,500)	1.61
Options outstanding, December 31, 2001	**4,676,000**	**1.44**

The following table summarizes information with respect to the 1997 Plan stock options outstanding at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices $	Number outstanding #	Weighted average remaining life [in years]	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
0.40 – 0.60	620,000	9.89	0.40	206,460	0.40
0.70 – 1.00	822,000	6.98	0.79	603,134	0.82
1.75 – 1.90	2,950,500	4.47	1.75	2,816,135	1.75
2.05 – 2.88	283,500	3.00	2.37	283,500	2.37
	4,676,000	**5.54**	**1.44**	**3,909,229**	**1.58**

[iii] The Company granted options to employees, directors, and consultants prior to the adoption of the 1997 Plan. There are nil [2000 - 444,000] options to purchase common shares from these prior grants outstanding as at December 31, 2001. During 2001, nil [2000 - 16,734] options were exercised and 444,000 [2000 - 102,500] options were expired.

[e] Warrants

A summary of the status of the Company's share purchase warrants as at December 31, 2001 and changes during the years ending on those dates is presented below:

Purchase warrants	#	Weighted average exercise price $
Warrants outstanding, December 31, 1998	2,843,333	2.21
Warrants issued *[note 8 [c]]*	9,433,332	3.00
Warrants expired	(943,333)	1.50
Warrants outstanding, December 31, 1999	11,333,332	2.93
Warrants issued *[note 8 [c]]*	517,241	1.60
Warrants expired	(9,433,332)	3.00
Warrants outstanding, December 31, 2000	2,417,241	2.61
Warrants issued [i]	125,000	0.30
Warrants expired	(2,167,241)	2.53
Warrants outstanding, December 31, 2001	**375,000**	**1.36**

[i] As part of the separation agreement with a former executive, the Company converted 722,500 options granted under the 1997 Plan into 125,000 warrants with an exercise price of $0.30 and a term of 2 years.

The following table summarizes information relating to the share purchase warrants outstanding and exercisable as at December 31, 2001:

Exercise prices $	Number outstanding #	Weighted average remaining life [in years]
1.89	**250,000**	**1.94**
0.30	**125,000**	**1.60**
	375,000	**1.83**

9. DISCONTINUED OPERATIONS

Effective September 1, 1999, the Company established Osteopharm Inc. as a 100% owned subsidiary in order to seek third party investment for the anabolic peptide technology acquired with the purchase of Osteopharm Limited, which is focused on the diagnosis and prevention or treatment of osteoporosis.

The Company assesses the carrying value of its patent and technology costs on an ongoing basis *[note 3]*. As a result of the Company's decision to seek alternate funding for certain of its peptide technologies, management had determined that the prior carrying value of these technologies should be adjusted to reflect estimated market values. During 1999, the Company reduced the value of technology by $10,000,000 to reflect the value based on negotiations at that time. Subsequent negotiations during 2000 required that the Company further reduce the carrying value of the technology and patents related to the peptide technology by $2,795,094 and $504,906, respectively.

On December 15, 2001, the Company, in deciding to focus on the development of its bioimplant products, sold 100% of its interest in Osteopharm Inc. to a third party for a total consideration of $1,440,000, consisting of a $700,000 accounts receivable and a $740,000 promissory note, which are included as other receivables in the consolidated balance sheets. The promissory note is secured, non-interest bearing and is repayable on monthly installments of $100,000each starting February 1, 2002.

Subsequent to the year end, the Company's $700,000 of the other receivable and $200,000 of the note receivable has been received. The Company has provided an allowance for the balance of $540,000 due to uncertainty relating to ultimate collection and will recognize this amount as income once received.

The Company has retained the rights to use the peptide technology solely as medical devices or treatments delivered locally in humans for tissue repair, limited to bone, cartilage, meniscus, ligaments or tendons and medical devices or treatments for coatings on prosthetics as part of invasive surgical procedures.

The revenues, operating loss and loss from discontinuance, net of income taxes, are as follows:

	Years ended December 31,		
	2001 $	2000 $	1999 $
REVENUES	—	—	—
Loss from discontinued operations	**(1,260,468)**	(4,928,623)	(11,745,125)
Income taxes	—	—	—
	(1,260,468)	(4,928,623)	(11,745,125)
Gain on disposal of discontinued operations	**663,540**	—	—
Income taxes	—	—	—
	663,640	—	—
Total net loss from discontinued operations	**(596,928)**	(4,928,623)	(11,745,125)

Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:

	2001 $	2000 $
Prepaid expenses	—	158,146
Capital assets, net	—	103,553
Other assets, net	—	716,405
Accounts payable and accrued liabilities	—	(13,598)
	—	964,506

Net increase (decrease) in cash and cash equivalents related to discontinued operations consist of the following:

	Years ended December 31,		
	2001 $	2000 $	1999 $
OPERATING ACTIVITIES			
Cash flow from operations	**(1,123,304)**	(1,131,798)	(1,411,436)
Net change in non-cash working capital	**646,848**	(25,316)	(28,436)
	(476,456)	(1,157,114)	(1,439,872)
INVESTING ACTIVITIES			
Purchase of capital assets	**(5,277)**	(4,977)	(10,698)
Acquisition of patents	**(208,159)**	(194,414)	(224,730)
Acquisition of technology	**(17,997)**	—	—
	(231,433)	(199,391)	(235,428)
Cash used in discontinued operations	**(707,889)**	(1,356,505)	(1,675,300)

10. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

At December 31, 2001, the GenSci's U.S. subsidiary had net operating loss carryforwards for U.S. federal income tax purposes of approximately U.S. $15.7 million, which expire as follows:

Year of expiry	**U.S.** **$**
2009	1,228,000
2010	1,474,000
2011	2,522,000
2012	2,232,000
2018	269,000
2019	619,000
2020	3,000
2021	7,376,000
	15,723,000

Further, utilization of these net operating losses may be subject to an annual limitation due to ownership change constraints set forth in Section 382 of the Internal Revenue Code of 1986 and similar state provisions.

At December 31, 2001, GenSci's and its Canadian subsidiary have accumulated non-capital losses totaling approximately $10 million for Canadian federal income tax purposes and $9.8 million for Ontario income tax purposes, which are available to offset future years' taxable income which expire as follows:

Year of expiry	**Federal** **$**	**Ontario** **$**
2002	1,583,000	1,694,000
2003	1,569,000	1,725,000
2004	651,000	840,000
2005	2,742,000	3,142,000
2006	2,004,000	2,017,000
2007	847,000	—
2008	579,000	410,000
	9,975,000	9,828,000

The Company also has approximately $5.9 million of Scientific Research and Experimental Development expenditures available to be carried forward indefinitely, investment tax credits of approximately $1.1 million that expire in varying amounts to 2010, and deductible temporary differences of approximately $3.9 million relating primarily to capital assets, cumulative eligible capital, and financing fees available to offset future years' taxable income, In addition the Company has a capital loss carryforward of approximately $3.8 million.

The Company has provided a full valuation allowance against its future tax assets due to uncertainties surrounding their realization. No future tax asset related to the U.S. and Canadian losses and other tax balances has been recognized in the consolidated financial statements as the realization of the losses does not meet the more likely than not recognition criteria.

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities as at December 31, 2001, are presented below by jurisdiction:

	2001 $	2000 $
Canada		
Future tax assets		
Non capital loss carryforward	**3,112,000**	4,588,000
Scientific research and experimental development expense	**1,776,000**	2,251,000
Accounting depreciation in excess of tax depreciation	**1,179,000**	2,627,000
Future tax assets before valuation allowance	**6,067,000**	9,466,000
Less valuation allowance	**(6,067,000)**	(9,466,000)
	—	—

	U.S. $	U.S. $
United States		
Future tax assets		
Non operating loss carryforward	**6,368,000**	3,183,000
Section 267 deferred expenses	**1,311,000**	1,254,000
Reserve for litigation	**5,856,000**	—
Other	**871,000**	871,000
	14,406,000	5,308,000
Future tax liabilities		
Future state taxes	**372,000**	352,000
Tax depreciation in excess of book depreciation	**186,000**	186,000
	558,000	538,000
Net future tax asset before valuation allowance	**13,848,000**	4,770,000
Less valuation allowance	**(13,848,000)**	(4,770,000)
	—	—

11. COMMITMENTS

[a] Operating leases

As permitted under the U.S. Bankruptcy Code, effective January 31, 2002, the Company has terminated two operating leases for premises and included approximately $470,000 in the claims filed in the U.S. Bankruptcy court. No accrual for this amount has been made in these consolidated financial statements, as management does not expect that the leasor will incur any losses in connection with these amounts.

Future minimum annual lease payments, under non-cancellable operating leases expiring through 2006, are approximately as follows:

	$
2002	626,000
2003	555,000
2004	184,000
2005	48,000
2006	41,000
	1,454,000

Total expense incurred under these operating leases for the year ended December 31, 2001 was $706,643 [2000 - $665,927; 1999 - $650,375].

The Company has subleased certain facilities relating to these continuing lease obligations for total annual sublease rental income of approximately $437,000 in 2001, $66,000 in 2002.

The Company has a bank deposit of $79,368 at December 31, 2001 [2000 - $228,000] held in escrow as collateral against certain of its operating lease obligations.

[b] Capital leases

During 2001, the Company has entered into three capital leases for certain equipment. The future minimum annual payments under capital leases are as follows:

	$
2002	261,690
2003	136,587
	398,277
Less amounts representing interest at approximately 17%	52,067
	346,210
Less current portion	218,390
	127,820

[c] Royalty agreements

In December 1999, the Company amended the terms with respect to a royalty agreement with an inventing scientist to limit the total royalty to U.S. $2,500,000. As at December 31, 2001, U.S. $838,186 [2000 - U.S. $570,865] has been paid against this commitment.

In addition, the Company pays royalties to an inventing scientist based on 2.5% *[note 6]* of gross sales from certain products derived from this scientist's patents.

[d] Research agreement

On January 5, 2001, the Company entered into a research agreement with the University of Toronto to establish an Advanced Biomaterials and Regenerative Surgery Research Unit at the University of Toronto. Under the terms of the agreement, the Company is committed to contribute a total of $2.3 million over the five-year life of the project. As at December 31, 2001, the Company has contributed approximately $450,000 in-kind and $150,000 in cash against this commitment.

12. SEGMENTED INFORMATION

The Company currently operates in a single segment, bioimplants. The bioimplants segment develops and manufactures bone graft products and markets and distributes them to surgeons and hospitals for use in surgical procedures.

The biopharmaceuticals segment disclosed separately in prior years has been disposed of as described in note 9.

Geographic information

With respect to geographic information, revenues are attributed to customers based on the location of the customer.

	Years ended December 31,		
	2001 $	2000 $	1999 $
Revenues			
Canada	**3,067,332**	2,917,286	1,101,553
United States	**37,032,140**	42,910,140	29,469,752
Other	**345,361**	—	—
	40,444,833	45,827,426	30,571,305

	2001 $	2000 $
Capital assets and other assets		
Canada	**1,220,479**	2,393,034
United States	**1,742,300**	2,567,157
	2,962,779	4,960,191

13. CONTINGENCIES AND LEGAL CLAIMS

GenSci and its subsidiary, GenSci OrthoBiologics, [collectively, "the Company "] are involved in a patent infringement action in the United District Court for the Central District of California ["District Court"] entitled *GenSci Regeneration Laboratories, Inc. v. Osteotech, Inc. (and related third-party actions),* Case No. CV99-10111-MRP, [the "Patent Action"].

This case involves claims by Osteotech that products sold under the DynaGraft Gel and Putty brands allegedly infringe two patents owned by Osteotech. These products involve the use of demineralized bone matrix (DBM) material in a carrier to facilitate the regeneration and/or growth of damaged or diseased bone.

On December 17, 2001, the jury found that GenSci and GenSci OrthoBiologics liable for damages of U.S.$17,533,634 for infringement by DynaGraft® Gel and DynaGraft® Putty of two patents held by Osteotech. The damages include U.S.$12,423,248 for lost profits during 1997-1999 and royalties of U.S.$5,110,386 calculated at a royalty rate of 14% for the years 2000 and 2001. Payments of approximately U.S.$3,000,000 made by DePuy AccroMed Inc. in a prior settlement with Osteotech are expected to be deducted from the jury verdict reducing the potential judgment to U.S.$14,533,634. the Company has established a reserve in the amount of $23,098,189 representing the potential judgment of U.S.$14,533,634.

The Company maintains that DynaGraft® Gel and Putty do not infringeand intends to vigorously pursue appeal of this verdict once it is entered by the District Court as a judgment. As of May 30, 2002 the District Court has not entered a judgment of liability and accordingly, the actual liability could be different from amounts accrued by the Company.

As of the Petition Date, Osteotech had a pending motion in the District Court to permanently enjoin the Company's sales of the DynaGraft products, scheduled for hearing on December 21, 2001 (the ["Motion For Permanent Injunction"]. The decision to enter into Chapter 11 protection on December 20, 2001 resulted an automatic stay of all prior legal proceedings.

Pursuant to motions by Osteotech and position taken by the Company, on May 16, 2002, the Bankruptcy Court further modified the stay to permit the Patent Action to proceed, provided that, any judgment, whether for damages or injunctive relief, issued against the Company cannot be enforced without the further review and approval by the Bankruptcy Court. In order to provide adequate protection to Osteotech, the Company is required, commencing on June 10, 2002, to deposit into a trust fund, 14% of gross revenue from the allegedly infringing products. Although no absolute deadline for filing a plan has been established, the Company must either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002 or suffer the following consequences; if a plan is not submitted, GenSci must cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed.

On May 20, 2002, arrangements were made with the District Court to continue with the Patent Action. The hearings on post-trial motions are scheduled for July 22, 2002.

It is possible that adverse judgments in the immediate or near-term future could include an injunction, which could adversely affect the Company's business and financial condition. Due to the uncertainties inherent in the litigation process, the ultimate outcome of these actions, or the likelihood of an injunction, is not determinable at this time.

The Patent Action originally included claims that Osteotech infringed the Company patents, Antitrust claims against Osteotech and other additional claims. As part of the agreed dismissal of GenSci OrthoBiologics' patent infringement claims against Osteotech in the original Patent Action, GenSci OrthoBiologics was allowed to retain its antitrust and other claims in a separate case against Osteotech for improper use of its patent(s) in the marketplace. These antitrust claims have been stayed until the Patent Action is resolved.

Osteotech seeks damages for the alleged improper prosecution of patent infringement claims against Osteotech by GenSci OrthoBiologics in the original Patent Action, which were dismissed in calendar year 2000 at the request of GenSci OrthoBiologics.

In addition, a second patent infringement lawsuit captioned *Osteotech, Inc. v. GenSci OrthoBiologics.*, Case No. CV00-11342-MRP, was filed in October, 2000. In this second patent case, Osteotech alleges that GenSci OrthoBiologic's OrthoBlast™ product infringe two of Osteotech's patents including one patent at issue in the Patent Action. In this second patent case, no discovery has commenced and the case has been stayed pending resolution of the Patent Action.

Approximately 51% of the GenSci OrthoBiologic's revenue for 2001 [2000 - 77%; 1999 - 95%] was generated by products subject to the Patent Action involving DynaGraft® Gel and Putty. Approximately 37% of the Company's revenue for 2001 [2000 - 18%; 1999 - 1%] was generated by products subject to the second infringement suit involving OrthoBlast™. GenSci, the parent company, does not directly make or sell any products.

14. BUSINESS ACQUISITION

1999 acquisition

On October 31, 1999, GenSci OCF, a company that had been distributing the Company's products to the dental and oral craniofacial surgical markets, issued shares from its treasury to the Company. As a result, the Company became the owner of 55% of the issued and outstanding common shares of GenSci OCF. The acquisition was accounted for using the purchase method. Goodwill is being amortized on a straight-line basis over seven years.

	$
Assets acquired	
Other current assets	506,155
Cash	84,879
Capital assets	72,869
Other assets	400,000
	1,063,903
Less liabilities assumed	
Current liabilities	549,330
Net assets acquired	514,573
Consideration given	1,195,000
Goodwill	680,427

Set out below is certain unaudited pro forma financial information for the year ended December 31, 1999 which gives effect to the acquisition of GenSci OCF assuming it was acquired at January 1, 1999:

	$
Revenue	31,791,423
Net loss for the year	(18,347,766)
Loss per share	(0.46)

In December of 2001, the Company's ownership in GenSci OCF increased from 55% to 60% based on final adjustment criteria set out in the acquisition agreement.

15. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

	Years ended December 31,		
	2001	2000	1999
	$	$	$
Restricted cash	**148,632**	—	165,000
Accounts receivable	**2,649,360**	(2,336,407)	(1,680,715)
Processing costs and inventory	**1,265,755**	(3,732,317)	(2,754,435)
Prepaid expenses and deposits	**55,140**	(119,022)	(22,405)
Accounts payable and accrued liabilities	**(2,069,989)**	1,377,990	3,475,314
	2,048,898	(4,809,756)	(817,241)

During the year ended December 31, 2001, the Company paid $16,495 in cash interest [2000 – nil; 1999 - $130,434]. No income taxes were paid during the year ended December 31, 2001 [2000 and 1999 - nil].

16. FINANCIAL INSTRUMENTS

Fair values

The fair values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and current liabilities, except for the liabilities subject to compromise *[note 7]*, approximate their carrying values due to their short-term nature. The fair values of long-term liabilities, which bear interest at current market rates, approximate their carrying values based on discounted cash flow using current market rates.

Credit risk

The Company is exposed to credit risk by its customers. However, credit risk concentration is minimized because of the large number of customers.

17. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

[a] Bankruptcy accounting

Since the Chapter 11 bankruptcy filing, the Company has applied the provisions in the Statement of Position ["SOP"] 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". SOP 90-7 does not change the application of U.S. GAAP in the preparation of financial statements. However, it does require that the financial statements, for periods including and subsequent to filing the Chapter 11 petition, distinguish between transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

[b] Development costs

Development costs that have been deferred under Canadian GAAP must be expensed under U.S. GAAP.

[c] Stock based compensation

For reconciliation purposes to U.S. GAAP, the Company has elected to follow the intrinsic value approach of APB 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options. Since the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation has been recognized.

Under Canadian GAAP, no compensation expense has been recorded with respect to stock options granted to consultants and non-employees. Under U.S. GAAP, the Company uses the Black-Scholes option pricing model to determine the fair value of options granted to consultants, advisors and non-employees. The assumptions used in the valuation included a five or ten-year life depending on the term for the options, a risk-free rate of 5.49%, a volatility range of 1.025 to 1.808 and no dividend yield.

[d] Comprehensive income

Comprehensive income includes all changes in equity during the periods presented except shareholder transactions. For the periods presented, accumulated other comprehensive income comprises the Company's foreign currency translation account.

[e] In-process technology

Under U.S. GAAP, approximately $16,252,000 of the consideration paid to acquire Osteopharm in January 1997 has been allocated to in-process research and development and expensed at the time of the acquisition. Accordingly the write-down of nil in 2001 [2000-$2,795,094; 1999 - $10,000,000] is not required for U.S. GAAP purposes.

If U.S. GAAP were followed, the effects on the consolidated statements of loss and deficit would be the following:

		Years ended December 31,	
	2001	2000	1999
	$	$	$
Loss from continuing operations, Canadian GAAP	**(36,362,757)**	(2,080,114)	(5,919,421)
Adjustment for in-process research and development costs and amortization thereof	**—**	254,100	1,083,464
Adjustment for deferred development costs and amortization thereof	**214,372**	360,000	360,000
Compensation with respect to stock options granted to consultants	**(345,070)**	(309,330)	(391,550)
Compensation with respect to stock warrants granted to non-employees	**(5,708)**	—	—
Loss from continuing operations, U.S. GAAP	**(36,499,163)**	(1,775,344)	(4,867,507)
Loss from discontinued operations, Canadian GAAP	**(596,928)**	(4,928,623)	(11,745,125)
Adjustment for write-down of technology	**—**	2,795,094	10,000,000
Loss from discontinued operations, U.S. GAAP	**(596,928)**	(2,133,529)	(1,745,125)
Cumulative translation account adjustment	**104,402**	281,578	(78,700)
Comprehensive loss, U.S. GAAP	**(36,991,689)**	(3,627,295)	(6,691,332)
Loss per share, U.S. GAAP			
From continuing operations	**(0.69)**	(0.04)	(0.12)
From discontinued operations	**(0.01)**	(0.04)	(0.04)
Net loss per share	**(0.70)**	(0.08)	(0.16)
Weighted average number of shares outstanding, U.S. GAAP	**52,574,459**	47,443,142	39,651,141

Consolidated balance sheet items that vary under U.S. GAAP are as follows:

	2001	2000
	$	$
Other assets	**1,427,714**	3,891,069
Trade accounts payable	**340,321**	5,536,472
Accrued compensation	**641,342**	1,535,430
Accrued liabilities	**689,898**	4,581,635
Capital stock	**82,405,428**	82,054,650
Deficit	**(99,045,119)**	(61,949,028)
Accumulated other comprehensive income	**694,092**	589,690

18. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2001 consolidated financial statements.

BOARD OF DIRECTORS

(as of May 30, 2002)

James S. Trotman, MD
Chairman
GenSci Regeneration Sciences Inc.
Irvine, California

Douglass C. Watson, MBA
President and Chief Executive Officer
GenSci Regeneration Sciences Inc.
Irvine, California

Robert Béchard
Investment Manager
Royal Bank Capital Corporation
Montreal, Quebec

Frank Clark
Chairman
Bio-One, Inc.
Sarasota, Florida

Darrell Elliott
Senior Vice President
MDS Capital
Vancouver, British Columbia

Dan W. Kollin
Managing Director
BioMed Capital Group Ltd.
Fairfield, New Jersey

R. Ian Lennox
Chief Executive Officer
Drug Discovery and Development Sector
MDS Inc.
Toronto, Ontario

Clifford A. Nordal
President and Chief Executive Officer
St. Joseph's Health Centre
London, Ontario

SENIOR MANAGEMENT

(as of May 30, 2002)

Douglass C. Watson, MBA
President and Chief Executive Officer
GenSci Regeneration Sciences Inc.
& GenSci OrthoBiologics, Inc.

Peter B. Ludlum, MBA
Vice President Finance, Chief Financial Officer and Corporate Secretary
GenSci Regeneration Sciences Inc.
& GenSci OrthoBiologics, Inc.

John F. Kay, Ph.D.
Vice President, Research & Development
GenSci OrthoBiologics, Inc.

Uwe Tritthardt
President, GenSci OCF Inc.

V. Jody DeLeone
Director of Finance
GenSci OrthoBiologics, Inc.

Monique Walsh
Director of Marketing
GenSci OrthoBiologics, Inc.

ANNUAL MEEETING

The Annual Meeting will be held on June 28 at 9:00 a.m. at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, Canada V6C 3K4.
Shareholders are encouraged to attend, and guests are welcome

INVESTOR AND CORPORATE INFORMATION

GenSci Regeneration Sciences Inc.
Head Office
1235 Bay Street, Suite 1000
Toronto, Ontario M5R 3K4
Tel: (416) 934-5035
Tel: (800) 561-2955
Fax: (416) 934-5036

GenSci Regeneration Sciences Inc.
GenSci OrthoBiologics, Inc.
2 Goodyear
Irvine, CA 92618
Tel: (949) 595-8710
Fax: (949) 595-8711

GenSci OCF Inc.
1105 Autoroute Chomedey
Laval, QC H7W 5J8
Tel: (877) 243-6724
Fax: (888) 258-0760

Website:
www.gensci.bc.ca
www.gensciinc.com

Listing: The Toronto Stock Exchange
Symbol: GNS

Investor Relations Department
Investor Contact
Tel: (800) 561-2955
(949) 595-8710
email: IR@gensci-regen.com

Auditors

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
222 Bay St.
Toronto Dominion Centre
Toronto, ON M5K 1J7

Registrar and Transfer Agent

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, BC V6C 3B8

Solicitors - Canada

McCullough O'Connor Irwin
1100-888 Dunsmuir Street
Vancouver, BC V6C 3K4

Solicitors - USA

Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite1600
Newport Beach, CA 92660

SAFE HARBOR LANGUAGE

Certain statements contained herein are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the company to be materially different from those expressed or implied. Forward-looking statements involve risks and uncertainties, including, but not limited to, such risks as are described in this annual report.

GenSci Regeneration Sciences Inc.

1235 Bay Street, Suite 1000
Toronto, ON M5R 3K4
Tel: (416) 934-5035
Tel: (800) 561-2955
Fax: (416) 934-5036

GenSci OrthoBiologics, Inc.

2 Goodyear
Irvine, CA 92618
Tel: (949) 595-8710
Fax: (949) 595-8711

GenSci OCF Inc.

1105 Autoroute Chomedey
Laval, QC H7W 5J8
Tel: (877) 243-6724
Fax: (888) 258-0760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENSCI REGENERATION SCIENCES INC.
(REGISTRANT)

Date: 21-06-02

Peter Ludlum
Chief Financial Officer